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As filed with the Securities and Exchange Commission on December 31, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A-3

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Brookfield Homes Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	37-1446709 (I.R.S. Employer Identification No.)
12865 Pointe Del Mar Suite 200 Del Mar, California (Address of Principal Executive Offices)	92014 (Zip Code)

(858) 481-8500
(Registrant's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered
Common Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Business

Introduction

        Brookfield Homes Corporation is a residential homebuilder and land developer which builds homes and develops land in master-planned communities and infill locations (in this registration statement, unless the context requires otherwise, references to "we," "our," and "us" refer to Brookfield Homes Corporation and its subsidiaries after the completion of the Spin-off, which is described in the next paragraph). We design, construct and market single-family and multi-family homes primarily to move-up and luxury buyers, and we develop land on which we build homes or which we sell to other homebuilders. Our operations are currently focused primarily in four markets: the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia. We have targeted these markets because we believe they offer strong housing demand, a constrained supply of developable land and close proximity to areas we expect to continue to see strong employment growth. Our operations in Northern Virginia commenced in the mid 1980s and our California operations commenced in 1996.

        We are currently a wholly-owned subsidiary of Brookfield Homes (Delaware) Inc., a Delaware corporation that is an indirect wholly-owned subsidiary of Brookfield Properties Corporation. Brookfield Properties is a Canadian corporation listed on the New York Stock Exchange and the Toronto Stock Exchange. On October 29, 2002, Brookfield Properties announced its intention to distribute to its common shareholders its residential homebuilding operations in California and Northern Virginia. In preparation for the distribution, which we refer to as the "Spin-off," Brookfield Properties began a reorganization of its residential homebuilding operations effective as of September 30, 2002. In connection with the reorganization, Brookfield Homes (US) Inc., Brookfield Washington Inc., and Brookfield Homes of California Inc., each an indirect wholly-owned subsidiary of Brookfield Properties, transferred their California and Northern Virginia homebuilding and land development operations to our wholly-owned subsidiary, Brookfield Homes Holdings Inc., a California corporation. On December 31, 2002, Brookfield Properties intends to purchase from its subsidiaries all of our issued and outstanding common stock. After acquiring our common stock, Brookfield Properties intends to complete the Spin-off on January 6, 2003, by distributing all of the common stock it owns in our company to its common shareholders.

General Development of Our Business

        We are a Delaware corporation that was incorporated on August 28, 2002. We are a holding company that conducts our business principally through five of our subsidiaries, which are directly owned by our wholly-owned subsidiary, Brookfield Homes Holdings Inc. The following chart illustrates our relationship with these principal operating subsidiaries and Brookfield Homes Holdings Inc. and indicates the governing jurisdiction of organization of each.

Principal Subsidiary	Jurisdiction of Organization	Ownership after the Spin-off
Brookfield Homes Holdings Inc.	California	Brookfield Homes Corporation—100%
Brookfield San Diego Holdings LLC	Delaware	Brookfield Homes Holdings Inc.—90%
Brookfield Southland Holdings LLC	Delaware	Brookfield Homes Holdings Inc.—90%
Brookfield Bay Area Holdings LLC	Delaware	Brookfield Homes Holdings Inc.—90%
Brookfield California Land Holdings LLC	Delaware	Brookfield Homes Holdings Inc.—100%
Brookfield Washington LLC	Delaware	Brookfield Homes Holdings Inc.—90%

        Brookfield Homes (Delaware) Inc. incorporated Brookfield 1996 California Inc. in 1996 to operate three newly formed business units in the San Francisco Bay Area, Southland/Los Angeles and San Diego/Riverside. In 2000, Brookfield 1996 California Inc. changed its name to Brookfield Homes of California Inc.

        Brookfield Homes (Delaware) Inc. incorporated Brookfield California Land Holdings Inc. in 1998 to purchase and acquire options to purchase land in California, and in 2000 Brookfield California Land Holdings LLC was formed to continue the business of Brookfield California Land Holdings Inc.

        Coscan Washington Inc. was incorporated in 1984 to conduct homebuilding and land development operations in Northern Virginia. In 2000, Coscan Washington Inc. changed its name to Brookfield Washington Inc.

Overview of the Residential Homebuilding and Land Development Industry

        The residential homebuilding and land development industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase of raw land and is followed by the development of the land, the construction of homes on, or the sale of, the land and the marketing and sale of homes constructed on the land.

  Raw Land

        Raw land is land that is unzoned and without the other regulatory approvals which allow residential, industrial, commercial or mixed use buildings to be erected. Acquiring and holding raw land requires significant capital expenditures and has associated carrying costs, including property taxes. The selection and purchase of raw land provides the inventory of land required for development purposes and is an important aspect of the real estate development process. Land developers will, from time to time, sell raw or partially approved land to other developers as part of the normal course of their business.

  Land Development

        Land development involves the conversion of raw land to the stage where homes may be constructed on the land. Regulatory bodies at the municipal, regional and state levels must approve the proposed end use of the land and many of the details of the development process. The time required to obtain the necessary approvals varies. In most jurisdictions, development occurs on a contiguous basis to existing land services such as water and sanitation.

        To shorten the development period, many developers purchase land that has been partially developed. This land is generally more expensive than raw land because a portion of the costs and risk associated with the development have been incurred.

        Generally, the first significant step in developing a residential community is to complete a draft plan incorporating major street patterns and designating parcels of land for various uses, such as parks, schools, rights of way and residential uses and commercial uses. This plan is then submitted for approval to the governmental authority having principal jurisdiction in the area. The draft plan is then refined to more specifically designate main and side streets, lot sizes for residential use and the sizes and locations of parcels of land to be used for schools, parks, commercial properties and multi-family dwellings. These refinements are usually made in consultation with local planning officials. The plan is then submitted to various local governmental agencies, such as conservation authorities, school boards, parks and recreation boards, governing councils and others, for their review and comment based upon their respective land use policies. In most cases this process takes several years to complete.

        Once the plan has been approved, the developer generally commences negotiations with the local governmental authority on a formal development agreement, which governs the principal aspects of the construction of the community. These negotiations generally involve the review and approval of engineering designs pertaining to various aspects of the development, such as the construction and installation of sidewalks, sewers, water mains and utilities. At the same time, the allocation of the costs of these items between the governmental authority and the developer, and the amount of tax or levy which the developer will pay in order to obtain final approval of the plan, must be settled.

        Upon execution of the development agreement, the developer generally posts a bond or letter of credit with the local governmental authority to secure the developer's obligations and the plan receives final approval. The developer is then generally required to convey to the local municipality for no consideration the land upon which roads, sidewalks, rights of way and parks will be constructed. Land for schools, if any, is sold to the local school board usually at slightly less than its market value. It is then the school board's responsibility to construct the schools. The developer is usually responsible for the grading of the land and the installation of sewers, water mains, utilities, roads and sidewalks, while the municipality is usually responsible for the construction of recreational and community amenities such as libraries and community centers. The municipality funds its portion of these costs through taxes or levies charged to the developer in connection with plan approvals and through the collection of property taxes from local residents.

        After a period of one to two years following the completion by the developer of certain of its obligations under the development agreement, the municipality takes responsibility from the developer for the underground services, roads and sidewalks, and a portion of the bond or letter of credit posted by the developer is released. The developer is generally required to maintain the remaining portion of the bond or letter of credit with the municipality for several years after completion of the community to ensure performance by the developer of its remaining obligations under the development agreement.

  Home Construction and Marketing

        Residential home construction involves the actual construction of single family houses and multi-family buildings such as townhouses and condominiums. Each dwelling is generally referred to as a "unit". A plan typically includes a large number of "lots" on which single family units will be situated and a smaller number of "blocks" of land which have been designated for the construction of multi-family units, schools, parks and commercial buildings. The approved development plan specifically provides the total number of lots and blocks in the project. The construction phase normally involves consulting, architectural, engineering, interior design, merchandising and marketing personnel who assist the developer in planning the project. Residential home construction is usually performed by subcontractors under the supervision of the developer's construction management personnel.

        Marketing and sales of residential units are effected by marketing sales staff employed by the developer or by independent realtors, depending upon the usual practices in the jurisdiction where the project is located. Pre-selling residential units before the commencement of their construction is a common sales practice that usually involves creating model units or drawings of the proposed units in a sales location close to or in the project.

Narrative Description of Our Business

        We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers, and we develop land on which we build homes or which we sell to other homebuilders. Our operations are currently focused primarily in four markets: the San Francisco Bay Area;
Southland / Los Angeles; San Diego / Riverside; and Northern Virginia.

        We operate in each of our markets through local business units which are involved in all phases of the planning and building of our master-planned communities and infill developments. These phases include sourcing and evaluating land acquisitions, site planning, developing the land, product design, constructing, marketing and selling homes built on the land and customer service. In the five year period ended December 31, 2001, we closed a total of 7,030 homes. A home is considered closed when title has passed to the homebuyer.

        We believe we have developed a reputation for innovative planning of master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centers, parks, recreational areas, schools and other amenities. Within a master-planned community there may be smaller communities offering a variety of home styles and price levels from which homebuyers may choose. In an infill development we construct homes in previously urbanized areas on under-utilized land. In connection with planning and building each of our master-planned communities and infill developments, we consider, among other things, amenities, views, traffic flows, open space, schools and security.

        In 2001, we closed a total of 1,645 homes, compared with 1,467 in 2000. For the nine months ended September 30, 2002, we closed 994 homes. The breakdown of our home closings by market in the last two years and the nine months ended September 30, 2002 is as follows:

(Units)	9 months 2002	2001	2000
San Francisco Bay Area	155	213	339
Southland / Los Angeles	380	500	261
San Diego / Riverside	195	450	301
Northern Virginia	264	482	566

Total	994	1,645	1,467

        Our average home price realized in 2001 was $443,000 per unit, an increase of 10% over 2000. This increase was due to our product mix and continued price appreciation in our projects. The breakdown of the average prices we realized on home closings in the past two full years and the nine months ended September 30, 2002 is as follows:

	9 Months 2002		2001		2000
	Sales	Average Price	Sales	Average Price	Sales	Average Price
	(Millions)		(Millions)		(Millions)
San Francisco Bay Area	$92	$594,000	$107	$502,000	$145	$428,000
Southland / Los Angeles	224	590,000	305	610,000	154	590,000
San Diego / Riverside	68	349,000	141	313,000	119	397,000
Northern Virginia	110	417,000	176	365,000	172	304,000

Total	$494	$497,000	$729	$443,000	$590	$402,000

        Our backlog of orders for delivery in 2002, together with the homes we have closed to date in 2002, stands at 100% of our expected 2002 closings. Backlog represents the number of homes subject to pending sales contracts.

Business Strategy

        Our goal is to maximize the total return on our common stockholders' equity over the long term. The following are the key elements of our strategy that we believe will allow us to meet this goal.

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  Selective Acquisition Policies

        We intend to continue to grow by selectively making land acquisitions that provide us with attractive residential projects that are consistent with our overall strategy and management expertise. We acquire land only if we believe that it will provide us with a minimum return on our invested capital. In determining the minimum return we will accept, we take into account the risk inherent in increasing our land inventory and the specific development project. In making additional land acquisitions in one of our current markets, we also consider the recent financial returns that we have achieved in that market.

        In order to expand our market opportunities, we also selectively pursue joint venture projects with landowners, other homebuilders and intermediaries. We are generally active participants in our joint ventures. In order to reduce our initial cost of controlling land, in certain circumstances we acquire options to purchase land rather than purchasing the land outright.

  •
  Creating Communities

        We seek to acquire land that allows us to create communities that include recreational amenities such as parks, biking and walking trails, efficient traffic flows, schools and public services facilities. We integrate land planning and development with housing product design in order to deliver lifestyle, comfort and value. We cooperate with local and regulatory authorities in order to be responsive to community conditions and we attempt to balance our goal of maximizing the value of our land with the impact of development on the community and the environment. We encourage our employees to become involved in local community activities and associations.

  •
  High Growth Markets and Geographic Diversification

        Based on United States Census Bureau data, during the 1996 to 2001 period, each of the markets in which we operate was among the fastest growing markets in the United States in terms of employment and housing permits, key economic indicators for demand for new homes. Although three of our markets are located in California, we believe that each of our California markets is distinct in terms of its economic and demographic characteristics. By operating in different markets, we believe that we reduce the risk that an adverse change in any local economy will materially and adversely affect our business and financial results. While we believe that there are significant growth opportunities in our existing markets, we also intend to evaluate opportunities to enter new markets that have similar growth opportunities and will provide us with additional diversification.

  •
  Decentralized Operating Structure

        We operate our homebuilding business through local business units responsible for projects in their geographic area. Each of our business units has significant experience in the homebuilding industry in the market in which it operates. We believe that in-depth knowledge of a local market enables our business units to better meet the needs of our customers and to more effectively address the issues that arise on each project.

        Our business units are responsible for all elements of the homebuilding process, including sourcing and evaluating land acquisitions, site planning, developing the land, product design, constructing, marketing and selling homes built on the land, customer service and management reporting. Each business unit operates as a fully integrated profit center and the senior management of each business unit is compensated through a combination of base salary and participation in his or her business unit's profits.

        We maintain a small corporate team that sets our strategic goals and overall strategy. The corporate team approves all acquisitions, allocates capital to the business units based on expected returns and levels of risk, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates risk and holds management of the business units accountable for the performance of their business unit.

  •
  Risk Management

        We focus on managing risk in each stage of the homebuilding and land development process. In the land acquisition phase, we use options and joint ventures to mitigate the risk that land values will decline due to poor economic or real estate market conditions, or we are unable to obtain approval for development of a proposed community. We attempt to limit development approval risk by conducting significant due diligence before we close land acquisitions. Furthermore, we generally look to participate in land developments which we believe will allow us to sell our interest or take other protective actions should a downturn in the real estate market occur. We sell lots and parcels where we can enhance our returns, reduce risk in a market or redeploy capital to an asset providing higher returns.

        When constructing homes, we attempt to ensure our customers are satisfied and limit our product liability risk by:

  •
  carefully selecting the building materials that we use to ensure that they are high quality;

  •
  emphasizing to our employees and subcontractors that our homes must be built to meet a high standard of quality and workmanship;

  •
  using only insured subcontractors to perform construction activities;

  •
  providing on-site quality control; and

  •
  providing after-sales service.

        Finally, we attempt to limit the risk of overbuilding by matching our construction starts to our sales rates and we do not generally begin selling homes until a significant portion of the home's construction cost has been established through firm subcontractor bids.

Asset Profile

        Our assets are focused primarily on single-family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of housing and land inventory and investments in housing and land joint ventures. Our total assets as of September 30, 2002 were $879 million, of which $709 million was located in California and $170 million was located in Northern Virginia.

        As of September 30, 2002, we controlled 21,622 lots. Controlled lots include those we directly own, our proportionate share of those owned by our joint ventures and those that we have the option to purchase. We believe that our controlled lots provide a strong foundation for our future homebuilding business. Since January 1, 2000, we have received final development approvals on approximately 5,800 lots. The number of residential building lots we control in each of our primary markets as of September 30, 2002 is as follows:

	Owned
(Lots)	Directly	Joint Ventures	Options	Total Lots
San Francisco Bay Area	875	1,307	1,512	3,694
Southland / Los Angeles	633	269	417	1,319
San Diego / Riverside	5,152	1,946	4,489	11,587
Northern Virginia	2,251	149	2,622	5,022

Total	8,911	3,671	9,040	21,622

        Our housing and land inventory includes homes completed or under construction, developed land and raw land. The book value of our housing and land inventory in each of our primary markets as of September 30, 2002 is as follows:

(Book Value, $ millions)	Sept. 30, 2002
San Francisco Bay Area	154
Southland / Los Angeles	190
San Diego / Riverside	198
Northern Virginia	133

Total	675

        The book value of our investments in housing and land joint ventures as of September 30, 2002 is $112 million. The total assets and liabilities of these joint ventures and our share of the equity of the joint ventures as of September 30, 2002 are as follows:

(Book Value, $ millions)	Sept. 30, 2002
Assets	418
Liabilities	185
Brookfield Homes' Net Investment	112

        The housing markets in which we operate continue to exhibit strong economic fundamentals which have allowed us to participate in a number of projects without undue risk. The following describes our major projects:

        Windemere, San Francisco Bay Area.    Windemere is a 5,200 unit master-planned community located on one of the last premier infill tracts of residential housing land in the East Bay area of San Francisco. Windemere was acquired under option in 1998, final approvals were obtained in 2000 and lot sales commenced in 2001. We hold a one-third interest in Windemere, with the other two-thirds owned equally by Centex Corporation and Lennar Communities. We have no affiliation with Centex Corporation or Lennar Communities.

        Newport Coast, Southland / Los Angeles.    Newport Coast is a major ocean-oriented master-planned community owned by the Irvine Company. We believe that we have developed a strong reputation among upper-end buyers in Orange County, California and have closed more than 300 homes in Newport Coast since 1999. We acquire lots in Newport Coast on a rolling option basis. As of September 30, 2002 we had 361 lots under contract to purchase in Newport Coast.

        Calavera Hills, San Diego / Riverside.    Calavera Hills is an 800 acre property located in the coastal community of Carlsbad. A total of 483 homes have been built in Phase I of the project. Phase II has recently been approved for 692 units and grading of the site has begun. The plans for Calavera Hills also include a third phase, which is planned for 400 units and is currently being processed by the regulatory authorities. We hold a 50% interest in Calavera Hills, with McMillin Companies holding the other 50%. We have no affiliation with McMillin Companies.

        Sycamore Canyon, San Diego / Riverside.    Sycamore Canyon is a 2,132-acre project, located in San Diego County, which is planned for 828 lots. We acquired Sycamore Canyon under an option in 1998. We have received required approvals and intend to begin grading of the site later this year. We hold a 50% interest in Sycamore Canyon, with McMillin Companies holding the other 50%. We have no affiliation with McMillin Companies.

        Otay Ranch, San Diego / Riverside.    Otay Ranch (Village II) in south San Diego is a 1,200 acre project that we acquired in 2000. Otay Ranch has been approved for 2,268 units, and we began grading of the site in 2002. We hold a 50% interest in Otay Ranch, with Shea Homes holding the other 50%. We have no affiliation with Shea Homes.

        University Commons, San Diego / Riverside.    University Commons is a 416 acre site located in the inland coastal area of San Diego. We recently began grading of the site, and we expect to have serviced lots beginning in the spring of 2003. We expect that University Commons will provide a total of 581 single-family and multi-family units. We hold a 100% interest in University Commons.

        Braemar, Northern Virginia.    Braemar is a 3,100 unit master-planned community, located in Prince William County, that began development in 1994. Since 1999, we have closed 482 homes and sold 533 lots in Braemar. As of September 30, 2002 we had 1,531 lots remaining in Braemar in which we have a 100% interest.

Property Acquisition and Sale

        Before entering into an agreement to purchase land, we complete comparative studies and analyses that assist us in evaluating the acquisition. We manage our risk and attempt to maximize our return on invested capital on land acquisitions by entering into option agreements or joint venture arrangements, or by purchasing the land outright. We attempt to limit our development approval risk by conducting significant due diligence before we close land acquisitions. Furthermore, we generally look to participate in land developments which we believe will allow us to sell our interest or take other protective actions should a downturn in the real estate market occur.

        We believe that we have an adequate supply of land in our existing markets to maintain our operations at their current levels for at least the next six years. We also sell land to third parties at various stages of the development process. We continually evaluate our land inventory and strategically sell lots and parcels to increase our returns. For the nine months ended September 30, 2002, we generated revenue of $21 million from the sale of lots and land parcels.

Construction and Development

        We attempt to match our construction starts to our sales rate. We control our construction starts by constructing and selling homes in phases. Generally, we will not start construction of a phase of homes until sales have met predetermined targets. The size of these phases depends upon factors such as current sales and cancellation rates, the type of buyer targeted for a particular project, the time of year and our assessment of prevailing and anticipated economic conditions. We generally do not begin selling homes until a significant portion of the homes' construction cost has been established through firm subcontractor bids.

        We function as a general contractor, subcontracting the construction activities for our projects. We manage these activities with on-site supervisory employees and informational and management control systems. We engage independent architectural, design, engineering and other consulting firms to assist in project planning. We do not have long-term contractual commitments with our subcontractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We have generally been able to obtain sufficient materials and subcontractors, even during times of market shortages. We generally complete building a home in four to six months, depending upon the availability of materials and supplies, governmental approvals, local labor situation, time of year, design and other factors.

        We attempt to limit the number of unsold units under construction by limiting the size of each construction phase and closely monitoring sales activity. Building homes of a similar product type in phases also allows us to utilize production techniques that reduce our construction costs. The number of our unsold homes fluctuates depending upon the timing of completion of construction and absorption of home phases. As of September 30, 2002, we had four completed and unsold homes, excluding the 64 model homes we currently maintain.

Sales and Marketing

        We advertise in local newspapers and magazines and on billboards to assist us in selling our homes. We also utilize direct mailings, special promotional events, illustrated brochures and model homes in our marketing program. The internet has also become an important source of information for our customers. Through it we are able to allow potential buyers to search for their home, take a virtual video tour of selected homes, obtain general information about our projects and communicate directly with our personnel.

        We sell our homes through our own sales representatives or through independent real estate brokers. Our in-house sales force typically works from sales offices located in model homes close to or in each community. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes and the selection of options. Sales personnel are licensed by the applicable real estate bodies in their respective markets, are trained by us and have generally had prior experience selling new homes in the local market. Our personnel, along with subcontracted marketing and design consultants, carefully design exteriors and interiors of each home to coincide with the lifestyles of targeted buyers. We use various floor plan types and elevations to provide a more varied street scene and a sense of customization for the buyers.

        As of September 30, 2002, we owned 64 model homes, which are not generally available for sale until the end of a project. Generally, two to four different model homes are built and decorated at each project to display design features. Model homes play a key role in helping buyers understand the efficiencies and value provided by each floor plan type.

        In addition to model homes, customers can gain an understanding of the various design features and options available to them using our design centers. At each design center, customers can meet with a designer and are shown the standard and upgraded selections available to them, including professional interior design furnishings and accessories.

        We typically sell homes during construction using sales contracts that provide for cash deposits by the purchasers. Before entering into sales contracts, we generally pre-qualify our customers. However, purchasers can generally cancel certain sales contracts if they are unable to sell their existing homes, if they fail to qualify for financing, or under certain other circumstances. Although cancellations can delay the sale of our homes, they have not in the past had a material impact on our operating results because we closely monitor the progress of prospective buyers in obtaining financing. We attempt to monitor and adjust our construction start plans to closely match the level of demand for our homes.

Customer Service and Quality Control

        We pay particular attention to the product design process and carefully consider quality and choice of materials to eliminate building deficiencies. The quality and workmanship of the trade contractors we employ is monitored and we make regular inspections to ensure our high standards are met.

        We staff each business unit with quality control and customer service staff whose role it is to provide a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after-sales customer service to help ensure customers are satisfied with their purchase. Our quality and service initiatives include taking customers on a comprehensive tour of their home prior to closing and using customer survey results to improve our standards of quality and customer satisfaction.

Mortgage Brokerage Operations

        We offer mortgage brokerage services exclusively to our customers in our San Francisco Bay Area, Southland/Los Angeles and Northern Virginia markets. We have agreements with various lenders to receive a fee on loans made by the lenders to customers introduced to the lenders by us. We do not originate, fund or service the loans, nor do we assume any credit or interest rate risk in connection with the loans. For the nine months ended September 30, 2002, less than 1% of our revenue and less than 4% of our net income was derived from our mortgage operations.

Relationship with Affiliates

        We are currently a wholly-owned subsidiary of Brookfield Homes (Delaware) Inc., an indirect wholly-owned subsidiary of Brookfield Properties. Immediately prior to the Spin-off, we will be a wholly-owned subsidiary of Brookfield Properties. Immediately upon completion of the Spin-off, neither Brookfield Homes (Delaware) Inc. nor Brookfield Properties will hold any shares of our common stock. However, we, Brookfield Homes (Delaware) Inc. and Brookfield Properties will be affiliates, as Brascan Corporation will directly or indirectly own approximately 48% of each corporation.

        We are a residential homebuilder and land developer which builds homes and develops land primarily in four markets in California and Northern Virginia. None of our affiliates, including Brascan and Brookfield Properties, operate in similar businesses in our markets. Nevertheless, there are several agreements among our affiliates to which we are a party or subject. Refer to the section of this registration statement entitled "Certain Relationships and Related Transactions" for a description of these agreements.

        As part of our acquisition of the California and Northern Virginia homebuilding operations, Brookfield Homes Holdings Inc. agreed to assume the obligations of Brookfield Homes (Delaware) Inc. under the 2000 Restatement of the Brookfield Homes Inc. Supplemental Retirement Income Plan, in consideration for an initial payment of $20.0 million.

        In addition, several of our executive officers and directors serve as executive officers and directors of our affiliates. Refer to the section of this registration statement entitled "Certain Relationships and Related Transactions" for a description of those relationships.

Competition

        The residential homebuilding industry is highly competitive. We compete against numerous homebuilders and others in the real estate business in and near the areas where our communities are located. Our principal competitors are primarily national public company homebuilders, including Centex Corporation, Lennar Corporation, Pulte Corporation and Toll Brothers, Inc. We may compete for investment opportunities, financing, available land, raw materials and skilled labor with entities that possess greater financial, marketing and other resources than us. Competition may increase the bargaining power of property owners seeking to sell, and industry competition may increase if there is future consolidation in the real estate development industry.

Material Contracts

        Other than contracts arising in connection with the reorganization and the Spin-off of the residential homebuilding operations of Brookfield Properties, we are not party or subject to any material contracts. Refer to the section of this registration statement entitled "Certain Relationships and Related Transactions" for a description of the material contracts arising in connection with the reorganization.

Regulation and Environment

        We are subject to local and state laws and regulations concerning zoning, building design, construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. We are also subject to periodic delays in our homebuilding projects due to building moratoria. In addition, new development projects may be subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. When made, these assessments can have a negative impact on our sales by raising the price that homebuyers must pay for our homes.

        We are also subject to local, state and federal laws and regulations concerning the protection of health and the environment. The environmental laws that apply to a given homebuilding site depend upon the site's location, its environmental conditions and the present and former uses of the site and its adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas.

        We do not currently have any material estimated capital expenditures related to governmental assessments or environmental compliance costs for the remainder of our current fiscal year, our next fiscal year or the year after our next fiscal year.

        In connection with our operations, some of our employees have general contractor and real estate sales licenses, which are subject to governmental regulations. Our employees holding those licenses are currently in material compliance with all applicable regulations.

Seasonality

        We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business. We typically experience the highest rate of orders for new homes in the first quarter of the calendar year, but our actual rate of new home orders depends significantly upon the number of active projects in an area and the timing of new openings of residential communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared to the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

Employees

        As of December 15, 2002, we had 549 employees. We consider our relations with our employees to be good. Our construction operations are conducted primarily through independent subcontractors, which limits the number of our employees. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not recently experienced any work stoppages.

Risk Factors

        This section describes the material risks associated with an investment in our common stock. Stockholders should carefully consider each of the risks described below and all of the other information in this registration statement. If any of the following risks occurs, our business, prospects, financial condition, results of operations or cash flow could be materially and adversely affected. In such an event, the trading price of shares of our common stock could decline substantially, and stockholders may lose all or part of the value of their shares of our common stock.

Risks Relating To Our Business

        Our business and results of operations will be materially and adversely affected by weakness in general economic, real estate and other conditions.

        The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as employment levels, availability of financing for home buyers, interest rates, consumer confidence and housing demand. In addition, significant supply of alternatives to new homes, such as rental properties and used homes, will depress prices and reduce margins for the sale of new homes, which would adversely affect our business and results of operations.

        Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we will have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

        In many cases, we sell our homes at fixed prices up to 12 months prior to delivery of the homes. As a result, we are susceptible to events that result in increases in our development costs. We are also susceptible to adverse economic and real estate market changes between the date of sale and the date of home delivery because those changes can cause some home buyers to cancel or not honor their home sales contracts, which would adversely affect our results of operations.

        Rising mortgage rates will discourage people from buying new homes.

        Virtually all of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates are currently at or near their lowest levels in many years. Increases in mortgage rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which would result in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell new homes.

        Our business and results of operations will be adversely affected if we are unable to acquire suitable undeveloped land at acceptable prices.

        Our success in developing, building and selling homes depends in part upon the continued availability of suitable undeveloped land at acceptable prices. Our growth, in both existing and new markets, depends upon our ability to acquire and develop land. We must continuously seek and make acquisitions of land for replacement and expansion of our land inventory within our current markets and at prevailing market prices. Competition for undeveloped land may increase the price we must pay to acquire land or limit the opportunities for new development projects, each of which would adversely affect our financial condition and results of operations. If we are not successful in identifying, acquiring and successfully integrating new projects, our ability to grow profitably, and our business and results of operations, will be adversely affected.

        Laws and regulations related to property development and related to the environment subject us to additional costs and delays which adversely affect our business and results of operations.

        We must comply with extensive and complex regulations affecting the homebuilding and land development process. These regulations impose on us additional costs and delays, which adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services like gas, electric, water and waste disposal, zoning, and building standards. In addition, fees, some of which are substantial, are sometimes imposed on us to defray the cost of providing certain governmental services and improvements. We are sometimes subject to additional costs or delays, or are precluded from building a project entirely, because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoria, restrictions on the availability of utility services or similar governmental regulations. These ordinances, moratoria and restrictions cause our costs to increase and delay our planned or existing projects, and therefore adversely affect our business and results of operations.

        In addition, some of our land and some of the land that we may acquire in the future has not yet received approvals necessary for planned or future development. Our failure to obtain approvals on this land on a timely basis will adversely affect our business and results of operations.

        We also must comply with a variety of local, state and federal laws and regulations concerning the protection of health and the environment, including with respect to hazardous or toxic substances. These environmental laws sometimes result in delays, cause us to incur additional costs, or severely restrict land development and homebuilding activity in environmentally sensitive regions or areas, any of which will adversely affect our business and results of operations.

        We expect that increasingly stringent requirements will be imposed on land developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they will likely result in time-consuming and expensive compliance programs, which will likely adversely affect our business and results of operations. In addition, the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules and regulations and their interpretation and application. Stockholders should also read "Business—Regulation and Environment" in this registration statement.

        If we are not able to develop and market our master-planned communities successfully, our business and results of operations will be adversely affected.

        Before a master-planned community generates any revenues, material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If we are unable to develop and market our master-planned communities successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on our business and results of operations.

        Difficulty in retaining qualified trades workers, or obtaining required materials and supplies, will adversely affect our business and results of operations.

        The homebuilding industry has from time to time experienced significant difficulties in the supply of materials and services, including with respect to:

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  shortages of qualified trades people;

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  labor disputes;

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  shortages of building materials;

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  unforeseen environmental and engineering problems; and

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  increases in the cost of certain materials (particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs).

        When any of these difficulties occur, it causes delays and increases the cost of constructing our homes, which in turn adversely affects our business and results of operations.

        We sometimes face liabilities when we act as a general contractor, and we are sometimes responsible for losses when we hire general contractors.

        Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and if successful these claims give rise to liability. Where we hire general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors, we sometimes become responsible for the losses or other obligations of the general contractors. If any of these situations occur, our business and results of operations will be adversely affected.

        If we are not able to raise capital on favorable terms, our business and results of operations will be adversely affected.

        We operate in a capital intensive industry and require significant capital expenditures to maintain our competitive position. The failure to secure additional debt or equity financing or the failure to do so on favorable terms will limit our ability to grow our business, which in turn will adversely affect our business and results of operations. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate inventory. If our plans or assumptions change or prove to be inaccurate, or if our cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, we will likely seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations. In addition, we will be required to repay out of the proceeds we receive from any equity offering any balance remaining on the $141.3 million subordinated note issued by our wholly-owned subsidiary, Brookfield Homes Holdings Inc. If sufficient funding, whether obtained through public or private debt or equity financing or from strategic alliances is not available when needed or is not be available on acceptable terms, our business and results of operations will be adversely affected.

        Our debt and leverage could adversely affect our financial condition.

        We are, and will continue to be, significantly leveraged. As of September 30, 2002, our total debt was $441 million. In addition, we also guarantee district shortfalls under some of our bond debt service agreements when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid.

        Our leverage could have important consequences, including the following:

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  our ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impaired in the future;

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  a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available to us for other purposes;

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  some of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and

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  our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a general economic downturn.

        We finance each of our projects individually. Therefore, to the extent that we increase the number of our projects and our related investment in them, our total debt obligations may increase. However, we do not currently expect our debt to equity ratio to increase from that as of September 30, 2002.

        We repay the principal of our debt from the proceeds of home closings, and therefore our annual debt service is equal to the interest that accrues on our debt. In 2001, we paid $34.2 million in interest. For the nine months ended September 30, 2002, we paid $17.3 million in interest, compared to $27.8 million for the same period in 2001. Based on our debt levels as of September 30, 2002, a 1% change up or down in interest rates could have either a positive or negative effect of approximately $4.5 million on our cash flows. Refer also to the section of this registration statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risks — Interest Rates."

        If any of these conditions occur, our financial condition will be adversely affected. In addition, our various debt instruments contain financial and other restrictive covenants that limit our ability to, among other things, borrow additional funds that we might need in the future.

        Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales.

        As a master-planned community developer, we are sometimes expected by community residents to resolve any issues or disputes that arise in connection with the development of our communities. Our sales will likely be negatively affected if any efforts made by us to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect our results of operations. In addition, our business and results of operations would be adversely affected if we are required to make material expenditures related to the settlement of these issues or disputes, or to modify our community development plans.

        Our business is susceptible to adverse weather conditions and natural disasters.

        The homebuilding industries in California and Northern Virginia are susceptible to, and are significantly affected by, adverse weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods and fires. These adverse weather conditions and natural disasters can cause delays and increased costs in the construction of new homes and the development of new communities. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruption or losses resulting from adverse weather or natural disasters, our business and results of operations will be adversely affected. In addition, damage to new homes caused by adverse weather or a natural disaster can cause our insurance costs to increase, which would adversely affect our business and results of operations.

        Our business is concentrated in California, so our business and results of operations will be adversely affected by an economic downturn in California.

        For the nine months ended September 30, 2002, we generated approximately 75% of our revenues in California. Consequently, any economic downturn in California will likely adversely affect our business and results of operations. Home prices in California, including in some of the specific markets in which we operate, have declined from time to time, particularly as a result of slow economic growth. If home prices decline in one or more of the markets in California in which we operate, our business and results of operations will likely be adversely affected.

        In addition, the appeal of becoming an owner of one of our residential units may decrease if potential purchasers do not continue to view California as an attractive place to live, and any such decrease would adversely affect our business and results of operations.

        Increased insurance risk adversely affects our business.

        Due in part to the terrorist activities of September 11, 2001 and other recent events, we are confronting reduced availability of, and generally lower limits for, insurance against some of the risks associated with our business. Some of the other actions that have been or could be taken by insurance companies include:

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  increasing insurance premiums;

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  requiring higher self-insured retentions and deductibles;

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  requiring additional collateral on surety bonds;

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  imposing additional exclusions, such as with respect to sabotage and terrorism; and

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  refusing to underwrite certain risks and classes of business.

        The imposition of any of the above actions have and will continue to adversely affect our ability to obtain appropriate insurance coverages at reasonable costs, which has and will continue to adversely affect our business and results of operations.

        Residential homebuilding is a competitive industry, and competitive conditions adversely affect our results of operations.

        The residential homebuilding industry is highly competitive. Residential homebuilders compete not only for home buyers, but also for desirable properties, financing, building materials and labor. We compete with other local, regional and national homebuilders, often within larger communities designed, planned and developed by such homebuilders. Any improvement in the cost structure or service of our competitors will increase the competition we face.

        The competitive conditions in the homebuilding industry result in:

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  difficulty in acquiring suitable land at acceptable prices;

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  increased selling incentives;

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  lower sales volumes;

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  lower sale prices;

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  increased construction costs; and

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  delays in construction.

        Our business and results of operations are negatively affected by the existence of these conditions.

        Our expansion into new markets will be adversely affected if we are unable to hire personnel with knowledge of the new markets.

        We intend to expand outside of California and Northern Virginia. Our successful entry into new markets will depend, in part, upon our ability to hire personnel with knowledge of the new markets. If we are unable to hire the necessary personnel, our ability to expand successfully into new markets will be adversely affected, which in turn will adversely affect our business and results of operations.

Risks Relating to Our Common Stock

        The trading price of shares of our common stock could be adversely affected because Brascan Corporation will own approximately 48% of our common stock.

        Upon completion of the Spin-off, Brascan Corporation will own approximately 48% of the outstanding shares of our common stock. Brascan has declared publicly that it intends to maintain its interest at this level, and may consider acquiring additional shares of our common stock. For as long as Brascan has a large interest in us, it will effectively be able to approve or refuse to approve any matter submitted to a vote of stockholders without the consent of our other stockholders, including, among other things:

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  the election of our board of directors;

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  the amendment of our certificate of incorporation and by-laws; and

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  significant corporate transactions, including the acquisition of control of us by a third party.

        These transactions may include transactions in connection with which the other stockholders might otherwise receive a premium for their shares over the then-current market price of our shares.

        In addition, Brascan will be able to influence our business and affairs, the selection of our senior management, the acquisition or disposition of assets by us, our access to capital markets, and the payment of dividends by us. The effect of this could be to limit the price that investors are willing to pay for shares of our common stock.

        Also, if Brascan should decide in the future to sell any of our shares owned by it, the sale (or the perception of the market that a sale may occur) could adversely affect the trading price of our common stock. Stockholders should also refer to the section of this registration statement entitled "Security Ownership of Certain Beneficial Owners and Management."

        Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire us, which could depress the price of our common stock.

        Provisions in our certificate of incorporation, our by-laws and Delaware law could delay, defer or prevent a change of control of our company or our management. These provisions, which include authorizing the board of directors to issue preferred stock and limiting the persons who may call special meetings of stockholders, could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions.

        We are also subject to provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. Stockholders should also refer to the section of this registration statement entitled "Description of Registrant's Securities."

        The existence of any of the above factors could adversely affect the market price of our common stock.

        There has been no prior public market for shares of our common stock. If an active trading market does not develop, stockholders will likely be unable to sell their shares at acceptable prices.

        Although shares of our common stock have been approved, subject to official notice of issuance, for listing on the New York Stock Exchange, there is currently no public trading market for shares of our common stock. If an active trading market for our common stock does not develop, or if one develops but is not sustained, stockholders will likely be unable to sell their shares of our common stock at acceptable prices, if at all.

        The trading price of shares of our common stock could fluctuate significantly.

        The trading price of shares of our common stock in the open market cannot be predicted, and could be higher or lower than the initial value ascribed to shares of our common stock by the board of directors of Brookfield Properties. The trading price could fluctuate significantly in response to factors such as:

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  variations in our quarterly or annual operating results and financial condition;

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  changes in government regulations affecting our business;

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  the announcement of significant events by us or our competitors;

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  market conditions specific to the homebuilding industry;

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  changes in general economic conditions;

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  differences between our actual financial and operating results and those expected by investors and analysts;

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  changes in analysts' recommendations or projections;

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  the depth and liquidity of the market for shares of our common stock;

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  investor perception of the homebuilding industry;

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  events in the homebuilding industry;

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  investment restrictions; and

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  our dividend policy.

        In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of our common stock.

THE SPIN-OFF

        The following discussion and analysis provides additional information about the Spin-off and the impact of the Spin-off on holders of Brookfield Properties common shares. The following discussion should be read in conjunction with the description of the Spin-off contained elsewhere in this registration statement and the Information Statement provided to Brookfield Properties shareholders in connection with the Spin-off which has been filed as an exhibit to this registration statement.

Exchange Ratio and Fractional Shares

        In connection with the Spin-off, registered holders of Brookfield Properties common shares will receive one share of our common stock for every five Brookfield Properties common shares held on the record date, rounded down to the nearest whole share. No certificates representing fractional shares will be issued as part of the Spin-off. Instead of receiving fractional shares, shareholders of Brookfield Properties who would otherwise be entitled to receive fractional shares will receive cash for their fractional interests. As soon as practicable after the Spin-off, Mellon Investor Services, LLC, our transfer agent, will aggregate and sell on the New York Stock Exchange, through a broker, at the then-current market prices, all the fractional interests in our common stock. The total proceeds (net of brokerage fees) will be distributed proportionately to the Brookfield Properties shareholders who would otherwise be entitled to receive fractional shares in our common stock.

Reasons for the Spin-off

        The board of directors of Brookfield Properties has determined that it is in the best interests of Brookfield Properties' shareholders to separate its homebuilding operations in California and Northern Virginia from its office property business by distributing all of the shares of our common stock to its common shareholders. In reaching its decision, Brookfield Properties' board of directors considered a number of factors, including:

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  its belief that the market price of Brookfield Properties' common shares fails to recognize the value of Brookfield Properties' investments in its homebuilding operations in California and Northern Virginia and that the value of its shareholders' investment in Brookfield Properties would be enhanced if these operations were segregated and held as a separate public company;

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  the separation will permit Brookfield Properties to focus on its core office property business, and will enable us to grow without the capital constraints that have limited our operations while a non-core component of Brookfield Properties;

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  establishing our company as a separate public company will enable us to raise capital and respond better to the opportunities and challenges of the homebuilding industry; and

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  the tax consequences of the Spin-off to Brookfield Properties and its shareholders.

Brookfield Properties Normal Course Issuer Bid

        Brookfield Properties has announced that over the twelve months ending September 12, 2003, it intends to purchase from time to time in the open market up to five percent of its outstanding common shares. From September 30, 2002, the effective date of the reorganization of the homebuilding business of Brookfield Properties, until December 20, 2002, 604,700 common shares have been repurchased. Repurchased shares have been or will be cancelled. Therefore, repurchased shares will reduce the number of shares outstanding and eligible to participate in the Spin-off, but will have no other effect on the terms of the Spin-off.

        There are no further repurchases planned prior to the planned effective date of the Spin-off, but repurchases may be made from time to time depending upon market conditions, so we cannot provide assurance that there will not be any repurchases prior to the completion of the Spin-off. To the extent there are further repurchases, we expect that the repurchases will not be of significant amounts of common shares. The repurchases will have no effect on the terms of the Spin-off other than to reduce the number of Brookfield Properties shares outstanding and eligible to participate in the Spin-off and thus the number of shares of our common stock outstanding immediately upon completion of the Spin-off.

AVAILABLE INFORMATION

        This registration statement has been filed with the Securities and Exchange Commission and will (without exhibits), together with an information statement regarding the Spin-off, be delivered to all of the shareholders of Brookfield Properties resident in the United States. This registration statement and the information statement, which has been filed as an exhibit to this registration statement, should be read together. Where applicable, summaries of documents that have been filed as exhibits to this registration statement are qualified by reference to the actual filed documents. Copies of this registration statement and its exhibits can be inspected and copied, at prescribed rates, at the public reference facilities maintained by the SEC in Washington, D.C. Information can also be obtained by calling the SEC at 1-800-SEC-0330 or by visiting its website at www.sec.gov. This registration statement is also available on the SEC's website.

        Following the Spin-off, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file reports and other information with the SEC. In these reports, we will be required to update certain information about our business. We will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to our stockholders in connection with our annual meetings of stockholders. In addition, we intend to furnish to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INCOME TAX CONSEQUENCES OF THE SPIN-OFF

        The following opinion of Torys LLP is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder and no representation with respect to the tax consequences to any particular shareholder is made. Accordingly, we urge shareholders to consult with their own tax advisors for advice with respect to the income tax consequences to them, having regard to their own particular circumstances.

United States Federal Income Tax Considerations

        The following is a summary of the principal U.S. federal income tax considerations of the Spin-off and the ownership and disposition of our common stock to (a) a person that is (i) a citizen or individual resident in the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income tax regardless of the source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all its substantial decisions (a "U.S. Holder") and (b) a person that is not a U.S. Holder (a "Non-U.S. Holder"). This summary does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their personal circumstances nor to stockholders subject to special treatment under U.S. federal income tax laws, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations and a person that holds shares of Brookfield Properties as part of a straddle or a hedging or conversion transaction. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary assumes that a holder of our common stock will hold his or its common stock as a capital asset within the meaning of Section 1221 of the Code.

U.S. Holders

        The Distribution.    The distribution will be a taxable distribution to U.S. Holders for U.S. federal income tax purposes. The amount of the distribution will be the fair market value of the shares of our common stock distributed by Brookfield Properties on the distribution date (including the fair market value of fractional stock). The amount of the distribution will be treated as a dividend, and subject to tax as foreign source ordinary income, to the extent of Brookfield Properties' current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the amount of the distribution exceeds Brookfield Properties' earnings and profits, the excess amount will be treated first as a non-taxable return of capital to the extent of a shareholder's basis in his or its Brookfield Properties' shares with respect to which the distribution is made (resulting in a reduction of an equal amount in such tax basis) and thereafter as a capital gain.

        A U.S. Holder's tax basis in the shares of our common stock received in the distribution will be equal to the fair market value of such stock on the distribution date. The holding period for shares of our common stock received in the distribution will begin on the distribution date.

        Dividends.    The gross amount of any distribution by us with respect to our shares of common stock generally will be included in the gross income of a U.S. Holder as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits. In the case of U.S. Holders that are corporations, such dividends generally will be eligible for the dividends received deduction. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in such stock and to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the stock, will be taxed as a capital gain.

        Sale or Disposition.    A U.S. Holder generally will recognize gain or loss on the sale or other disposition of shares of our common stock in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the stock and the amount realized on the disposition. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the stock for more than one year. For non-corporate U.S. Holders (including an individual) long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 20%. Short-term capital gain recognized by a U.S. Holder will be subject to tax at ordinary income tax rates. Deductions for capital losses are subject to certain limitations.

Non-U.S. Holders

        The Distribution.    A Non-U.S. Holder will not be subject to U.S. federal income tax with respect to the Spin-off unless the distribution is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder, and the distribution is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States if that is required by an applicable tax treaty as a condition for subjecting such Non-U.S. Holder to U.S. taxation on a net income basis. In that case, a Non-U.S. Holder will generally be taxed in the same manner as a U.S. Holder.

        Dividends.    In general, distributions made by us with respect to our shares of common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits. Any distribution in excess of earnings and profits will be treated as a non-taxable return of capital and will reduce the Non-U.S. Holder's basis in such holder's shares of our common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of the Non-U.S. Holder's shares of common stock.

        Dividends paid to a Non-U.S. Holder of shares of our common stock generally will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident, unless the dividends are effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder, and the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States if that is required by an applicable tax treaty as a condition for subjecting such Non-U.S. Holders to U.S. taxation on a net income basis. In general, the U.S. withholding tax rate on non-effectively connected dividends paid to a resident of Canada is 15%.

        Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States are subject to U.S. federal income tax on a net income basis (that is, after allowance for applicable deductions) at graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder eligible for a reduced rate of withholding of U.S. federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

        Sale or Disposition.    We are a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange, or other disposition of shares of our common stock unless (i) the gain is effectively connected with the conduct of a United States trade or business of such Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of disposition, and certain other conditions are satisfied, or (iii) such Non-U.S. Holder owned more than 5% of the outstanding shares of our common stock at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder's holding period.

  Backup Withholding Tax and Information Reporting.

  U.S. Holders.

        U.S. Holders are generally subject to information reporting requirements and backup withholding with respect to the Spin-off of the shares of our common stock and with respect to proceeds paid on the disposition of, and dividends paid on, such shares. Backup withholding will not apply if the U.S. Holder provides an IRS Form W-9 to the payor or otherwise establishes an exemption. Certain stockholders (including, among others, corporations and Non-U.S. Holders) are not subject to the backup withholding rules. Under the backup withholding rules, Brookfield Properties is required to withhold and remit to the IRS an amount equal to 30% of the fair market value of the shares of our common stock distributed to a stockholder of record if such stockholder is subject to backup withholding. If Brookfield Properties does not have the appropriate information from a stockholder or has received a notice from the IRS that a stockholder is subject to backup withholding, it will withhold some of the shares of our common stock otherwise distributable to such stockholder, sell for the account of such shareholder an amount of shares of our common stock necessary to satisfy the 30% backup withholding tax, and remit to the IRS the amount of sales proceeds necessary to satisfy Brookfield Properties' backup withholding obligation. Only the remaining shares of our common stock (and any remaining sales proceeds) would be distributed to the stockholder.

  Non-U.S. Holders.

        Non-U.S. Holders are generally subject to information reporting requirements with respect to dividends paid by us to such Non-U.S. Holders and any tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Non-U.S. Holders are not subject to backup withholding provided the Non-U.S. Holder certifies under penalties of perjury as to his or its status as a Non-U.S. Holder (and the payor does not have actual knowledge that such Non-U.S. Holder is a U.S. person) or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a stockholder's U.S. federal income tax liability, provided the required information is provided to the IRS.

Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of Brookfield Properties' common shares who receive a distribution of shares of our common stock by way of reduction of stated capital and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), will hold shares of our common stock as capital property and deal with each of Brookfield Properties and us at arm's length. The summary is based on the current provisions of the Tax Act, the regulations thereunder, the current administrative and assessing policies of the Canada Customs and Revenue Agency ("CCRA"), and all specific proposals to amend the Tax Act publicly announced or released by or on behalf of the Minister of Finance (Canada) before the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any provincial or foreign income tax considerations. Brookfield Properties has requested an advance tax ruling from the CCRA confirming the tax consequences of the distribution of our common stock on a reduction of the stated capital of the Brookfield Properties' common shares.

        The Tax Act contains provisions relating to securities held by certain financial institutions. This summary does not take these provisions into account and taxpayers that are "financial institutions" for these purposes should consult their own tax advisors.

  Residents of Canada

        This portion of the summary is applicable to holders of Brookfield Properties common shares who, for the purposes of the Tax Act and at all relevant times, are resident in Canada. The summary does not apply to a shareholder with respect to whom we will be a foreign affiliate within the meaning of the Tax Act.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of shares of our common stock must be expressed in Canadian dollars including dividends, adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.

  Distribution

        Subject to receipt from the CCRA of the advance income tax ruling that has been requested, the reduction of the stated capital account maintained in respect of Brookfield Properties common shares will not be treated as a dividend received by the shareholder, except to the extent, if any, that the value of shares of our common stock distributed to shareholders exceeds the amount by which the stated capital in respect of Brookfield Properties common shares is reduced on the distribution. The stated capital account maintained in respect of Brookfield Properties common shares will be reduced by an amount equal to the value of the shares of our common stock distributed to shareholders. Such value is to be determined as the weighted average trading price for the stock on the New York Stock Exchange for the 10 trading days immediately following the distribution (subject to any adjustment that the board of directors determine is appropriate in the circumstances). Such determination of value is not binding on the CCRA.

        As a result of the reduction of the stated capital of Brookfield Properties common shares, the adjusted cost base of Brookfield Properties common shares to a shareholder will be reduced by an amount equal to the value, at the time of the Spin-off, of the shares of our common stock received by the shareholder. If the value of such shares of our common stock at the time of the Spin-off exceeds the adjusted cost base to a shareholder of Brookfield Properties common shares, such holder will be deemed to have realized a capital gain equal to such excess. The amount of any capital gain so realized will be added to the cost to the shareholder of Brookfield Properties common shares. Shares of our common stock received by a shareholder will have a cost to the holder for tax purposes equal to their value at the time of the Spin-off.

  Disposition of Our Common Stock

        A disposition or deemed disposition of our common stock by a holder will result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the our common stock immediately before the disposition. One-half of any capital gain (the "taxable capital gain") will be required to be included in income for the year of disposition. One-half of any capital loss (the "allowable capital loss") may be deducted against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act. A Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

  Dividends on Our Common Stock

        Dividends on our common stock, if any, will be required to be included in the recipient's income for the purposes of the Tax Act. The amount of the dividend will include any United States non-resident withholding tax withheld from the dividend. Dividends received by a stockholder who is an individual will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations. A stockholder that is a corporation will include the dividends in computing its income and generally will not be entitled to deduct the amount thereof in computing its taxable income. A stockholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on the dividends. United States non-resident withholding tax on the dividends generally will be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. See above under "United States Federal Income Tax Considerations".

  Foreign Property Information Reporting

        In general, a "specified Canadian entity" whose total cost amount of "specified foreign property", as defined in the Tax Act, exceeds Cdn $100,000 is required to file an information return disclosing prescribed information, including the cost amount, any dividends received, and any gains or losses realized, in respect of such property. With some exceptions, a taxpayer resident in Canada will be a specified Canadian entity. Our common stock will constitute specified foreign property. Accordingly, holders should consult their own advisors regarding compliance with these rules.

  Foreign Investment Entity Notice of Ways and Means Motion

        On October 11, 2002, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion (the "Motion") to amend provisions of the Tax Act relating to the taxation of investments in non-resident entities, referred to as "foreign investment entities", effective for taxation years commencing after 2002. Under the Motion, where an interest in a non-resident entity is held by a taxpayer at the end of the taxation year of the entity and, at that time, the entity constitutes a "foreign investment entity", the taxpayer generally would be required to include in computing income, on an annual basis, an amount determined by multiplying the taxpayer's cost of the interest in the entity by a factor based on interest rates prescribed under the regulations to the Tax Act.

        Based on the Motion, these rules will not apply to a holder as long as a holding of shares of our common stock is an "exempt interest" at the end of our taxation year. Our common stock will constitute an "exempt interest" as long as they are widely held and actively traded and listed on a prescribed stock exchange (which currently includes the New York Stock Exchange) throughout the period during which a holder holds our common stock, unless it is reasonable to conclude that a holder had a tax avoidance motive, in the terms contemplated by the Motion, for acquiring our common stock. It is expected that our common stock will be widely held and actively traded, and apart from the effect of a holder's particular circumstances, we would generally not expect a tax avoidance motive to be considered to underlie the acquisition of shares of our common stock.

  Eligibility for Investment

        Provided our common stock is listed on a prescribed stock exchange (which currently includes the New York Stock Exchange) our common stock will be a qualified investment under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Our common stock will be foreign property under the Tax Act.

  Non-Residents of Canada

        The following portion of the summary is applicable to holders of Brookfield Properties common shares who, for purposes of the Tax Act and at all relevant times, are not and will not be resident or deemed to be resident in Canada and do not and will not use and are not and will not be deemed to use their common stock of us in or in the course of carrying on a business in Canada. Special rules which are not discussed in this summary may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

        Subject to receipt from the CCRA of the advance income tax ruling that has been requested, a non-resident shareholder will generally not be subject to income tax under the Tax Act in respect of the distribution of our common stock.

Item 2. Financial Information

SELECTED FINANCIAL AND OPERATING DATA

        The following tables include selected historical combined financial data for each year in the five year period ended December 31, 2001 and for the nine-month periods ended September 30, 2001 and 2002. The financial data for each of the years in the three year period ended December 31, 2001 have been derived from the audited combined financial statements of our California and Northern Virginia homebuilding operations for those periods. Information for the two year period ended December 31, 1998 has not been audited on a combined basis, but rather was derived from audited financial statements for each of the California and Northern Virginia homebuilding operations. The financial statements for the fiscal years ended December 31, 1997 and 1998 are not included in this registration statement. The financial data for each of the nine-month periods ended September 30, 2001 and 2002 have been derived from the unaudited combined financial statements of our California and Northern Virginia homebuilding operations for those periods. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and we believe that they contain all adjustments necessary for a fair presentation of the financial information presented (consisting only of normal recurring adjustments). The historical financial data for the interim periods are not necessarily indicative of the results that may be expected for our full year of operations.

        The historical financial data relates to our business as it was operated by Brookfield Properties prior to the Spin-off, and therefore some of our expenses are based upon allocations made by Brookfield Properties. For example, allocations have been made with respect to personnel, space, estimates of time spent to provide services and other appropriate bases. We believe the allocations were made on a reasonable basis and that no material change to our costs would be expected had our business been operated as a stand-alone entity.

        This selected financial data should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical combined financial statements of our California and Northern Virginia homebuilding operations and the related notes included elsewhere in this registration statements. The combined financial statements of our California and Northern Virginia homebuilding operations were prepared in accordance with U.S. GAAP, which differs from Canadian GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP applicable to the financial statements and a reconciliation of our earnings to those under Canadian GAAP, refer to Note 9 to the combined financial statements of our California and Northern Virginia homebuilding operations.

United States GAAP

        Our income statement data, balance sheet data and supplementary financial data prepared in accordance with U.S. GAAP and our operating data are as follows:

	Nine Months Ended September 30
			Years Ended December 31
INCOME STATEMENT DATA ($ millions, except per share Amounts)
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)
Housing revenue	$494	$444	$729	$590	$538	$425	$148
Total revenue	521	476	799	670	559	445	151
Gross margin (1)	112	108	166	125	111	93	39
Operating income(2)	49	44	72	52	45	26	(13)
Net income	27	24	40	29	27	16	(8)
Earnings per share(3)	0.83	0.75	1.23	0.99	1.01	0.60	(0.41)
	At September 30		At December 31
BALANCE SHEET DATA ($ millions)
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)
Housing and land inventory	$675	$686	$633	$547	$591	$592	$509
Total assets	879	915	851	762	755	752	681
Debt	441	543	499	472	419	399	360
Total liabilities	557	644	564	551	482	444	389
Total stockholders' equity	322	271	287	211	273	308	292
	Nine Months Ended September 30		Years Ended December 31
SUPPLEMENTAL FINANCIAL DATA ($ millions)
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)
Cash provided by/(used in):
Operating activities	$70	$(67)	$(32)	$99	$58	$(43)	$(34)
Investment activities	(16)	(23)	—	(51)	(18)	6	(17)
Financing activities	(53)	83	25	(42)	(41)	40	51
EBIT(4)	72	68	110	80	69	54	15
	Nine Months Ended September 30		Years Ended December 31
OPERATING DATA (Unaudited)
	2002	2001	2001	2000	1999	1998	1997
Home closings (units)	994	966	1,645	1,467	1,523	1,593	802
Net new orders (units)(5)	1,366	1,118	1,531	1,581	1,582	1,511	1,111
Backlog (units at end of period)(6)	813	707	441	555	441	382	464
Average selling price	$497,000	$460,000	$443,000	$402,000	$353,000	$267,000	$185,000

(footnotes appear on following pages)

Canadian GAAP

        Our income statement data, balance sheet data and supplementary financial data prepared in accordance with Canadian GAAP are as follows:

	Nine Months Ended September 30		Years Ended December 31
INCOME STATEMENT DATA ($ millions, except per share amounts)
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)
Housing revenue	$500	$494	$779	$651	$538	$425	$148
Total revenue	529	522	840	726	559	445	151
Gross margin(1)	113	112	170	130	111	93	39
Operating income(2)	51	44	72	54	46	24	(11)
Net income	28	24	40	30	28	15	(6)
Earnings per share(3)	0.87	0.75	1.23	1.03	1.03	0.55	(0.33)
	At September 30		At December 31
BALANCE SHEET DATA ($ millions)
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)
Housing and land inventory	$847	$821	$764	$642	$622	$638	$567
Total assets	938	941	887	772	756	753	682
Debt	497	568	533	480	420	399	360
Total liabilities	613	668	598	559	482	445	388
Total stockholders' equity	325	273	289	213	274	308	294
	Nine Months Ended September 30		Years Ended December 31
SUPPLEMENTAL FINANCIAL DATA ($ millions)
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)
Cash provided by/(used in):
Operating activities	$32	$(107)	$(59)	$40	$40	(37)	(51)
Investment activities	—	—	—	—	—	—	—
Financing activities	(31)	100	52	(35)	(41)	40	51
EBIT(4)	73	71	112	83	69	54	17

(1)
Gross margin represents the contribution from our housing and land projects, after all costs of development and construction, including its related overhead, and before all selling, general and administrative expense, interest expense and minority interest.

(2)
Operating income represents net income before minority interest and income taxes.

(3)
Earnings per share has been calculated based on the weighted average number of Brookfield Properties common shares outstanding during each respective period, adjusted on the basis of 1 of our common shares for every 5 common shares of Brookfield Properties.

(4)
EBIT is defined as net income before interest expense, income taxes and minority interest. EBIT is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBIT does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable with the calculation of similar measures for other companies. EBIT is not intended to represent our cash flows for the period nor should it be viewed as an alternative to operating profit, cash flows from operations, net income, or other measures of financial performance calculated in accordance with GAAP.

  A reconciliation to US GAAP net income from EBIT is as follows:

EBIT	72	68	110	80	69	54	15
Interest expense	(23)	(24)	(38)	(28)	(24)	(28)	(28)
Minority interest	(4)	(4)	(6)	(4)	—	—	—
Income taxes	(18)	(16)	(26)	(19)	(18)	(10)	5
Net income	27	24	40	29	27	16	(8)

  A reconciliation to Canadian GAAP net income from EBIT is as follows:

EBIT	73	71	112	83	69	54	17
Interest expense	(23)	(27)	(40)	(29)	(23)	(30)	(28)
Minority interest	(4)	(4)	(6)	(4)	—	—	—
Income taxes	(18)	(16)	(26)	(20)	(18)	(9)	5
Net income	28	24	40	30	28	15	(6)
(5)
Net new orders for any period represents the aggregate of all homes ordered by customers, net of cancellations.

(6)
Backlog represents the number of new homes subject to pending sales contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis should be read along with "Selected Financial and Operating Data" and the combined financial statements of our California and Northern Virginia homebuilding operations and the related notes included elsewhere in this registration statement. This discussion includes forward-looking statements that reflect our current views with respect to future events and financial performance and that involve risks and uncertainties. Our actual results, performance or achievements could differ materially from those anticipated in the forward-looking statements as a result of certain factors including risks discussed in "Business—Risk Factors" elsewhere in this registration statement. The financial statements of our California and Northern Virginia homebuilding operations were prepared in accordance with U.S. GAAP, which differs from Canadian GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP applicable to the financial statements and a reconciliation of our earnings to those under Canadian GAAP, refer to Note 9 to the combined financial statements of our California and Northern Virginia homebuilding operations. In this Management's Discussion and Analysis of Financial Condition and Results of Operations, we assume that all steps of the reorganization that will be effective as of September 30, 2002 have occurred.

  Overview

        We are currently a wholly-owned subsidiary of Brookfield Homes (Delaware) Inc., a Delaware corporation that is an indirect wholly-owned subsidiary of Brookfield Properties Corporation. Brookfield Properties is a Canadian corporation listed on the New York Stock Exchange and the Toronto Stock Exchange. On October 29, 2002, Brookfield Properties announced its intention to distribute to its common shareholders its residential homebuilding operations in California and Northern Virginia. In preparation for the distribution, Brookfield Properties began a reorganization of its residential homebuilding operations effective as of September 30, 2002. In connection with the reorganization, Brookfield Homes (US) Inc., Brookfield Washington Inc., and Brookfield Homes of California Inc., each an indirect wholly-owned subsidiary of Brookfield Properties, transferred their California and Northern Virginia homebuilding and land development operations to Brookfield Homes Holdings Inc., our wholly owned subsidiary, for total consideration consisting of common stock, 80,000 shares of its preferred stock and an unsecured subordinated note in an aggregate principal amount of $141.3 million that bears interest at 10% per year and matures in 2005. We have repaid $43 million of the note. The preferred stock was issued in denominations of $25, is non-voting and accrues cumulative dividends at a rate of 8% per year. Brookfield Washington Inc. and Brookfield Homes of California Inc. then sold their respective shares in Brookfield Homes Holdings Inc. to us for aggregate consideration of 31.6 million shares of our common stock. On December 31, 2002, Brookfield Properties intends to purchase from its subsidiaries all of our issued and outstanding common stock in exchange for a note in an aggregate principal amount of $322 million. After acquiring our common stock, Brookfield Properties intends to complete the Spin-off on January 6, 2003, by distributing all of the common stock it owns in our company to its common shareholders. The preferred stock issued by Brookfield Homes Holdings Inc. in the reorganization has been sold to an unrelated third party.

        We design, construct and market single-family and multi-family homes primarily to move-up and luxury buyers and develop land for sale to other homebuilders. Our operations are currently focused primarily in four markets: San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia.

        Our goal is to maximize the total return on our common stockholders' equity over the long term. In 2001, we earned a 16% return on average common stockholders' equity.

        We believe that the 21,622 lots that we control, of which we own 12,582 directly or through joint ventures, provide a strong foundation for our future homebuilding business. Since July 1, 2000, we have obtained final approvals on approximately 5,800 of our owned lots.

        Our primary source of revenue is from homebuilding, which has represented over 90% of our total revenue since 1997. Our operations are positioned to close between 1,500 and 2,000 homes per year. In catering to move-up and luxury buyers, as well as operating in markets with higher price points, our average sales price for the nine months ended September 30, 2002 of approximately $500,000 far exceeded the national average of approximately $221,000. We also sell serviced lots to other builders. In recent years, our sales of serviced and unserviced lots have been carried out primarily on an opportunistic basis where we can enhance our returns, reduce risk in a market or redeploy capital to an asset providing higher returns.

        In addition to our housing and land inventory and investments in housing and land joint ventures, which comprised 90% of our total assets as of September 30, 2002, we have $92 million in other assets consisting of receivables of $45 million, deferred taxes of $45 million and cash and cash equivalents of $2 million. Our receivables consist primarily of proceeds due from home buyers on the closing of homes. Our deferred tax asset relates primarily to our federal operating losses, which are generally available to offset taxable income in future years.

        We have historically operated as a non-core component of Brookfield Properties, and despite capital constraints imposed on our business by Brookfield Properties our revenues and operating income have grown at a compounded annual growth rate over the past three years of 22% and 40%, respectively. At the same time, we believe we have positioned our business for future growth through the selective acquisition of a significant number of large projects. Our recent growth is primarily the result of strong economic fundamentals in the markets in which we operate, and our success in controlling selling, general and administrative costs.

Results of Operations

	Nine Months Ended September 30
			Years Ended December 31
Selected Financial Information ($ Millions)
	2002	2001	2001	2000	1999
	(Unaudited)
Revenue:
Housing	$494	$444	$729	$590	$538
Land and other revenues	25	31	61	76	21
Equity in earnings from housing and land joint ventures	2	1	9	4	—

Total revenues	521	476	799	670	559
Cost of sales	(409)	(368)	(633)	(545)	(448)

Gross margin	112	108	166	125	111
Selling, general and administrative expenses	(40)	(40)	(56)	(45)	(42)
Interest expense	(23)	(24)	(38)	(28)	(24)

Operating income	49	44	72	52	45
Minority interest	(4)	(4)	(6)	(4)	—

Net income before taxes	45	40	66	48	45
Income tax expense	(18)	(16)	(26)	(19)	(18)

Net income	$27	$24	$40	$29	$27

	Nine Months Ended September 30
			Years Ended December 31
Selected Operating Data (Unaudited)
	2002	2001	2001	2000	1999
Home closings (units):(1)
San Francisco Bay Area	155	127	213	339	383
Southland / Los Angeles	380	269	500	261	324
San Diego / Riverside	195	292	450	301	291
Northern Virginia	264	278	482	566	525

Total	994	966	1,645	1,467	1,523

Average selling price:
San Francisco Bay Area	$594,000	$472,000	$502,000	$428,000	$378,000
Southland / Los Angeles	590,000	587,000	610,000	590,000	463,000
San Diego / Riverside	349,000	336,000	313,000	397,000	398,000
Northern Virginia	417,000	459,000	365,000	304,000	240,000

Total	$497,000	$460,000	$443,000	$402,000	$353,000

Net new orders (units):(2)
San Francisco Bay Area	252	133	177	297	461
Southland / Los Angeles	408	363	592	299	302
San Diego / Riverside	284	273	345	417	239
Northern Virginia	422	349	417	568	580

Total	1,366	1,118	1,531	1,581	1,582

Backlog (units at end of period):(3)
San Francisco Bay Area	132	77	35	71	113
Southland / Los Angeles	238	212	210	118	80
San Diego / Riverside	172	169	83	188	72
Northern Virginia	271	249	113	178	176

Total	813	707	441	555	441

(1)
Excludes our proportionate share of home closings from unconsolidated joint ventures of 65 in 2001, 130 in 2000 and nil in 1999.
(2)
Net new orders for any period represent the aggregate of all homes ordered by customers, net of cancellations.
(3)
Backlog represents the number of new homes subject to pending sales contracts.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

  Net Income

        Net income was $27 million for the nine months ended September 30, 2002, an increase of $3 million over the same period in 2001. Our growth in earnings was primarily due to strong market conditions in all of our markets, including the San Francisco Bay Area, which rebounded from its soft market conditions of 2001.

  Revenues

        Housing revenue for the nine months ended September 30, 2002 increased 11% compared to the same period in 2001, principally due to a 8% increase in the average selling price from homes closed and 28 more closings than in the same period in 2001. The increase in average selling price was due mainly to product mix, continued price appreciation in the markets in which we operate and a higher concentration of closings in 2002 from our Southland/Los Angeles operations, where our average selling price is the highest.

        Land and other revenues were $25 million, a decrease of $6 million from 2001. The decrease was due to fewer lots sold in 2002. The amount of land revenues may vary significantly from period to period due to the timing and the nature of land sales as they generally occur on an opportunistic basis.

  Equity in Earnings from Housing and Land Joint Ventures

        Equity in earnings from housing and land joint ventures for the nine months ended September 30, 2002 was $2 million compared to $1 million for the same period in 2001. The contribution to earnings from joint ventures is only $2 million for the first nine months of 2002 due to the timing of lot and home sales by our joint ventures which are expected to increase in the fourth quarter of 2002.

  Gross Margin

        Gross margin for the nine months ended September 30, 2002 increased to $112 million, an increase of $4 million or 5% over the same period in 2001. Our gross margin percentage was 21.6% compared to 22.7% in 2001. The decrease was primarily due to exceptionally high margins in two San Diego/Riverside projects which were completed in 2001. Our gross margin percentages may vary from period to period depending on the mix of projects in which homes are closed. Since 1999, our average gross margin has been 20.1%. We believe our future average gross margin percentages will improve as we anticipate the returns from the projects which have recently received final development approvals will be higher than our historical average.

  Other Expenses

        Selling, general and administrative expenses as a percentage of housing revenue were 8.2% in 2002 compared to 9.0% in 2001. The improvement in 2002 was principally due to improved operating efficiencies in Southland / Los Angeles and an unusual number of project openings in the first nine months of 2001. Our selling, general and administrative expenses as a percentage of housing revenue are targeted to be 7.5%. The percentage for the nine month period is usually higher than for the full year because home closings are typically concentrated in the fourth quarter of the year, but selling, general and administrative expenses are generally incurred more evenly throughout the year.

        Interest expense as a percentage of total revenue was 4.4% compared to 5.1% in 2001. Given that we capitalize interest costs to our projects, the level of interest expense may vary from period to period due to the mix of the projects that have home closings. Interest expense as a percentage of revenue is targeted at between 4% and 5%. This is higher than many of our competitors which reflects our greater leverage in recent years.

  Sales Activity

        Net new orders were 1,366 for the first nine months of 2002, an increase of 22% compared to 1,118 in the same period in 2001. Sales increased in all of our markets, and particularly in the San Francisco Bay Area, where sales have increased 90% due to a resurgence in the market. Our backlog of unit sales as of September 30, 2002 was 813 units, 106 units or 15% higher than as of September 30, 2001. Of the 813 units in backlog, 571 units are scheduled for 2002 home closings. Our backlog, together with the 994 units we have closed to date in 2002, represents 100% of the homes we expect to close in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

  Net Income

        Net income for the year ended December 31, 2001 was $40 million, an increase of 38% over the year ended December 31, 2000. We faced a soft market in the San Francisco Bay Area, where closings dropped 37%, but our other three markets had their best ever years in terms of housing revenue and gross margin.

  Revenues

        Housing revenues increased to $729 million in 2001, an increase of $139 million or 24% compared to 2000. The increase was principally due to a 10% increase in average selling price from home closings and 178 more home closings than in 2000. The higher average selling price from home closings in 2001 was due to product mix and price appreciation in the markets in which we operate, except for the San Francisco Bay Area. The increase in home closings was largely due to stronger sales and an increase in active projects in Southland / Los Angeles, which increased home closings by 239 units, offset by lower home closings in the San Francisco Bay Area, in San Diego / Riverside and in Northern Virginia.

        Land and other revenues were $61 million in 2001 compared to $76 million in 2000. Included in land and other revenues were bulk lot sales of $39 million in 2001 and $50 million in 2000. In both years, the high level of bulk sales was the result of decisions made by management to reallocate capital to new and other owned projects.

  Equity in Earnings from Housing and Land Joint Ventures

        Equity in earnings from housing and land joint ventures increased to $9 million in 2001, an increase of $5 million over 2000. The increase was primarily due to the commencement of lot sales in our Windemere joint venture in the San Francisco Bay Area.

  Gross Margin

        Gross margin increased to $166 million in 2001, an increase of 32%, or $41 million higher than 2000. Gross margin as a percentage of revenue was 20.7% in 2001 compared to 18.6% in 2000. The improvement in the margin percentage is due to a significant margin contribution from two projects in San Diego.

  Other Expenses

        Selling, general and administrative expenses increased to $56 million, an increase of $11 million, or 24%, over 2000. The increase was primarily due to a higher number of employees, mainly in our Southland business unit to enable it to increase home closings by 239 units or 92%. Selling, general and administrative expenses as a percentage of housing revenue were 7.7% in 2001, compared to 7.6% in 2000, consistent with our targeted levels of 7.5%.

        Interest expense increased to $38 million, an increase of $10 million or 36% over 2000. The increase was due to the mix of projects that had home closings during the year. Interest expense as a percentage of total revenue was 4.7% compared to 4.1% in 2000, consistent with our targeted levels of between 4% and 5%.

  Sales Activity

        Net new orders were 1,531 units in 2001, a decrease of 50 units compared to 2000. The decrease was primarily due to slower sales in the San Francisco Bay Area and Northern Virginia, which were both affected by a general slowdown in the technology industry. This was partially offset by exceptionally strong sales in Southland / Los Angeles where the market continued to be strong and we had a number of new project openings.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

  Net Income

        Net income increased to $29 million, an increase of $2 million or 6% compared to 1999. The improvement was due to stronger revenues as a result of strong price appreciation in all our markets, particularly Northern Virginia, where a short supply of lot inventory and the success of the technology industry contributed significantly to increased home prices.

  Revenues

        Housing revenues increased 10% to $590 million compared to 1999. The increase was principally due to a 14% increase in the average selling price from home closings, offset by 56 fewer closings. Housing revenue of $172 million from Northern Virginia was its highest ever.

        Land and other revenues increased to $76 million from $21 million in 1999. The increase was due to $50 million received from bulk lot sales undertaken as a result of decisions made by management to reallocate capital to new and other owned projects.

  Equity in Earnings from Housing and Land Joint Ventures

        Equity in earnings from housing and land joint ventures increased to $4 million in 2000 compared to nil in 1999. The increase was due to the commencement of sales in a housing joint venture in Southland / Los Angeles. In 1999 none of our joint ventures had home or lot sales.

  Gross Margin

        Gross margin increased to $125 million in 2000, an increase of 13% or $14 million compared to 1999. Gross margin percentage in 2000 was 18.6% compared to 19.8% in 1999 and was primarily due to $50 million in bulk lot sales in 2000 on which lower margins were earned.

  Other Expenses

        Selling, general and administration expenses as a percentage of housing revenues were 7.6% in 2000 compared to 7.7% in 1999, and were consistent with our targeted level of 7.5%.

        Interest expense as a percentage of total revenue was 4.1% in 2000 compared to 4.3% in 1999, consistent with targeted levels of between 4% and 5%.

  Sales Activity

        Net new orders in 2000 were unchanged from 1999 levels at 1,581 units. Strong sales in San Diego/Riverside were offset by slower sales in the San Francisco Bay Area during the second half of 2000 as a result of the downturn in the technology industry that affected the housing market significantly in that area.

Liquidity and Capital Resources

  Financial Position

        Our total assets as of September 30, 2002 were $879.0 million, an increase of 3% from December 31, 2001. The increase in assets was primarily due to the seasonality of our business, as we tend to close more homes in the second half of the year. Excluding the impact of the timing of significant land acquisitions, our assets normally increase in the first three quarters of the year as we build out our backlog, and decrease in the fourth quarter as we collect proceeds from homes closed. Our total assets as of December 31, 2001 were $851.2 million, an increase of $88.9 million or 12% compared to December 31, 2000. The increase in 2001 was primarily due to the acquisition of 140 lots by our San Francisco Bay Area business unit in San Jose, where lot prices are high, and an increase in the number of active projects in our Southland / Los Angeles business unit.

        Our total debt as of September 30, 2002 was $441.1 million, compared to $499.1 million as of December 31, 2001. Total debt as of September 30, 2002 consisted of $143.3 million of subordinated debt, bearing interest at the U.S. prime rate, due to Brookfield Properties and its other wholly-owned subsidiaries, and $297.8 million of project specific financings. As part of the reorganization, the subordinated debt has been replaced by an unsecured subordinated note issued by Brookfield Homes Holdings Inc., our wholly-owned subsidiary, to Brookfield Homes (US) Inc., an indirect wholly-owned subsidiary of Brookfield Properties, in an aggregate principal amount of $141.3 million, bearing interest at 10% per year and maturing in 2005, and 80,000 shares of the preferred stock of Brookfield Homes Holdings Inc. We have repaid $43 million of the note. The preferred stock was issued in denominations of $25, is non-voting, and accrues cumulative dividends at a rate of 8% per year. The preferred stock was subsequently sold to an unrelated third party. Project specific financings are construction and development loans that are repaid from sales proceeds as homes are delivered to customers. As new homes are constructed, further loan facilities are arranged on a rolling basis. Our major lenders on a project specific basis are Bank of America, Wells Fargo and Housing Capital Corporation. As of September 30, 2002, the average interest rate on our project specific financing was 5.4% and its maturity was as follows:

	Maturities
($ millions)
	2002	2003	2004	Total
San Francisco Bay Area	$54	$49	$—	$103
Southland / Los Angeles	15	62	3	80
San Diego / Riverside	6	47	28	81
Northern Virginia	8	23	3	34

	$83	$181	$34	$298

  Cash Flow

        Our principal uses of working capital are for purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals, construction of model homes, roads, certain utilities and other amenities and general landscaping. Because these costs are capitalized, income reported for financial statement purposes during those early stages may significantly exceed cash flow. Later, cash flow can significantly exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

        Other than working capital, our principal uses of cash have been investments in new projects both directly and through investments in housing and land joint ventures, and the repayment of affiliate debt. Since 1999, our principal sources of capital have been from operating activities and project specific financings.

        Cash provided by our operating activities was $69.9 million for the nine months ended September 30, 2002 compared to cash used of $67.1 million for the same period in 2001. Our use of cash in 2001 was due principally to the purchase of 140 lots by our San Francisco Bay Area business unit in San Jose and an increase in active projects in Southland / Los Angeles.

        Cash used in our investing activities in joint ventures for the nine months ended September 30, 2002 was $15.5 million compared to $22.8 million for the same period in 2001. Our use of cash in 2002 was primarily to fund our share of the ongoing land development activities in our Windemere joint venture in the San Francisco Bay Area. In 2001, our primary use of cash was to fund our share of the acquisition of our Fullerton joint venture in Southland / Los Angeles and our share of ongoing development activities in Windemere. Total cash used in investing activities in 2001 decreased to $0.4 million from September 30, 2001 as a result of the commencement of lot sales in Windemere in the fourth quarter of 2001.

        Cash used in our financing activities for the nine months ended September 30, 2002 was $53.1 million compared to cash provided of $83.1 million for the same period in 2001. Our use of cash in 2002 was primarily due to the repayment of subordinated debt. The cash we generated in 2001 was largely due to increased project specific financings, the most significant of which was $40.0 million related to the 140 lots acquired in San Jose.

  Deferred Tax Asset

        We have recorded a deferred tax asset of $45.2 million, net of a $25.0 million valuation allowance. A valuation allowance is required if, based upon the weight of available evidence, it is more likely than not that a portion of all of the deferred tax asset will not be realized. Our company was formed in the course of a reorganization by Brookfield Properties of its United States homebuilding operations and will be withdrawn from the Brookfield Properties consolidated group. The tax provisions that apply in connection with the reorganization, including the departure of a member from a consolidated group, are detailed and complex and are thereby subject to uncertainty. Our tax attributes are based upon estimates which will not ultimately be determined until after December 31, 2002, as well as tax attributes of certain members of the existing consolidated group that have not been reviewed by tax authorities. A reduction in our net operating losses or loss of tax basis in properties would result in a reduced deferred tax asset. We believe the valuation allowance is prudent and reasonable.

Contractual Obligations and Other Commitments

        We generally fund the development of our communities through the use of project specific financing. As of September 30, 2002, we had available project specific debt lines of $152.6 million that are available to complete land development and construction activities. Upon completion of the Spin-off, we will consider seeking debt or equity financing that would reduce our level of project specific financing.

        In addition to an unsecured subordinated note issued by Brookfield Homes Holdings Inc. to Brookfield Homes (US) Inc., in an aggregate principal amount of $141.3 million and maturing in 2005, and of which we have repaid $43 million, a total of $298 million of our project-specific financings mature prior to the end of 2004. This high level of maturities in 2002 and 2003 is due to our large number of expected project completions over this period. Although the level of our maturing debt is high, we expect to generate cash flow from our assets in 2002 and 2003 to repay these obligations. Our debt to capitalization ratio as of September 30, 2002, which is defined as total interest-bearing debt divided by total interest-bearing debt plus stockholders' equity and minority interest, was 56%. It is our goal to reduce this ratio to less than 50% by the end of 2003. Refer to the section of this registration statement entitled "Risk Factors—Our debt and leverage could adversely affect our financial condition" for a description of the specific risks facing us if, for any reason, we are unable to meet these obligations.

        As part of the reorganization, the unsecured subordinated note described above has replaced our previously outstanding subordinated debt. The subordinated debt facilities that were replaced provided for interest to be charged at the US prime rate, and therefore this aspect of the reorganization will result in a substantial increase in our borrowing rates. On a pro forma basis, we estimate that total interest incurred and capitalized to housing and land assets since 1999 would have increased by approximately $24.6 million, and net income would have decreased for the nine month periods ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999, by $4.9 million, $3.6 million, $5.3 million, $0.9 million, and $2.0 million, respectively. However, since 1999, the average debt balance of our subordinated debt was in excess of $200 million, which is substantially higher than the amount outstanding as of September 30, 2002 of $143.3 million. Therefore, we do not expect the future impact of the change in borrowing rate to be as significant on our results of operations. If the new subordinated note had been in place in 2001, our net income for the year would have been $5.3 million lower, which would have reduced our return on average common stockholders' equity from 16% to 14%. We plan to either repay our new subordinated debt from operating cash flows or we will consider other alternatives to replace the note.

        As part of our acquisition of the California and Northern Virginia homebuilding operations, Brookfield Homes Holdings Inc. agreed to assume the obligations of Brookfield Homes (Delaware) Inc. under the 2000 Restatement of the Brookfield Homes Inc. Supplemental Retirement Income Plan, in consideration for an initial payment of $20.0 million.

        A subsidiary of Brascan, which will be our largest stockholder immediately upon completion of the Spin-off, has agreed to provide us with a $50 million revolving credit facility. The facility will bear interest at LIBOR plus 2.5% and will be payable upon demand, subject to a six month term-out. The facility will be unsecured and will rank senior to the subordinated debt that we will owe to a wholly-owned subsidiary of

Brookfield Properties upon completion of the reorganization. The facility includes a covenant requiring us to maintain minimum stockholders' equity of $250 million.

        We are subject to obligations associated with entering into contracts for the purchase (including option contracts), development and sale of real estate in the routine conduct of our business. Option contracts for the purchase of land permit us to acquire lots over an extended period of time when we are likely to be ready to construct homes. This reduces our financial risk associated with land holdings. As of September 30, 2002, we had $19.5 million of primarily non-refundable option deposits and advanced costs.

        We obtain letters of credit and performance maintenance and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If the bonds or letters of credit are drawn upon, we will be obligated to reimburse the issuer of the bonds or letter of credit. As of September 30, 2002, we had outstanding $215.0 million in performance bonds and $30.1 million in letters of credit for these purposes. We do not believe that any of these bonds or letters of credit are likely to be drawn upon.

        In connection with our project-specific financings and our credit facility, we are required to maintain a tangible net worth of at least $250 million. Tangible net worth is defined as the sum of stockholders' equity, minority interest and subordinated debt due to related parties.

        In addition, our project-specific financings (but not our credit facility) require us to maintain a debt to capitalization ratio of 60%. This ratio is defined as total liabilities excluding subordinated debt due to related parties, divided by total assets.

        Our project-specific financings (but not our credit facility) also require us to maintain a debt to tangible net worth ratio of 1.5 to 1. This ratio is defined as total debt excluding subordinated debt due to related parties, divided by stockholders' equity plus subordinated debt due to related parties.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based upon the combined financial statements of our California and Northern Virginia homebuilding operations, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

        Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the combined financial statements of our California and Northern Virginia homebuilding operations included elsewhere in this registration statement.

  Capitalized Costs

        Our housing and land inventory on the combined balance sheet of our California and Northern Virginia homebuilding operations includes the costs of acquiring land, development costs, interest, property taxes and overhead directly related to development of the land and housing. These costs are allocated to each lot in proportion to our anticipated revenue. Estimates of costs to complete homes and prepare lots for sale are recorded at the time of closing homes. If our estimates of costs are significantly different from our actual results, our housing and land inventory may be over- or under-stated on our balance sheet, and accordingly gross margins in a particular period may be over- or under-stated.

  Carrying Values

        Housing and land inventory is carried at the lower of cost or fair value, less estimated selling costs. The fair value less estimated selling costs represents the undiscounted future net cash expected to be received. To arrive at this amount we estimate the cash flow for the life of each project. These projections take into account the specific business plans for each project and our best estimate of the most probable set of economic conditions we anticipate will prevail in the market. If our estimate of the future cash flows is significantly different from our actual cash flows, we may prematurely impair the value of the asset, we may underestimate the value of the calculated impairment or we may fail to record an impairment. In these cases, our housing and land inventory would be represented on our balance sheet at other than its cost or fair value, which could have an effect on our gross margin in future periods as we develop and sell the assets.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 addresses the accounting for goodwill and other intangible assets and requires that goodwill and indefinite-lived intangible assets not be amortized, but instead be tested for impairment at least annually. Intangible assets that have finite useful lives may be amortized over their useful lives. In addition, the amortization period for intangible assets with finite lives will not be limited to 40 years, as it was prior to the issuance of SFAS 142. SFAS 141 is effective immediately and SFAS 142 is effective for fiscal years beginning after December 15, 2001. The new standards do not have a material impact on the combined financial statements of our California and Northern Virginia homebuilding operations.

        In August 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. In October 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and consequently amends Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 143 and 144 do not have a material impact on the combined financial statements of our California and Northern Virginia homebuilding operations.

        In June 2002, FASB issued SFAS 146, "Accounting for Exit or Disposal Activities," which addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. SFAS 146 includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)," costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated—nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The provisions of EITF 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS 146. We are currently assessing the impact of adoption of SFAS 146 but we do not expect it to have an adverse effect on our business or results of operations.

Seasonality and Quarterly Information

        We have historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the homebuilding business. We typically experience the highest rate of orders for new homes in the first quarter of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities and the timing of new community openings. Because new home deliveries trail orders for new homes by several months, we normally have a greater percentage of new home deliveries in the second half of our fiscal year compared to the first half. As a result, our earnings from sales of homes are generally higher in the second half of the year.

        The following table presents a summary of the combined operating results for our California and Northern Virginia homebuilding operations for each of the last eight quarters:

	September 30		June 30		March 31		December 31
($ millions, except home closings and per share amounts)
	2002	2001	2002	2001	2002	2001	2001	2000
Total revenue	149	204	209	172	163	100	323	311
Gross margin	35	44	41	37	36	27	58	69
Operating income	17	18	19	16	13	10	28	27
Net income	10	10	10	9	7	5	16	15
Earnings per share(1)	0.30	0.29	0.31	0.28	0.22	0.18	0.48	0.46
Home closings (units)	274	365	412	357	308	244	679	566
Total assets	879	915	903	878	869	816	851	762
Total debt	441	543	503	530	487	491	499	472

(1)
Earnings per share has been calculated based on the weighted average number of Brookfield Properties common shares outstanding during each respective period, adjusted on the basis of 1 of our common shares for every 5 common shares of Brookfield Properties.

Market Risks

        (i)    Exchange Rate

        We conduct business in U.S. dollars only, so we are not exposed to currency risks.

        (ii)  Interest Rates

        We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest bearing assets and liabilities are mainly at floating rates, so we would be negatively affected, on balance, if interest rates increase. Based on our debt levels as of September 30, 2002, a 1% change up or down in interest rates would have either a positive or negative effect of approximately $4.5 million on our cash flows.

Non-Arms Length Transactions

        In connection with the Spin-off, we have entered into a license agreement with Brookfield Properties (US) Inc., an indirect wholly-owned subsidiary of Brookfield Properties, for the right to use the names "Brookfield" and "Brookfield Homes". Brookfield Homes Holdings Inc., our wholly-owned subsidiary, has entered into an agreement with Brookfield Properties (US) Inc. with respect to shared services. In addition, we have entered into an agreement with a subsidiary of Brascan, which will be our largest stockholder after the Spin-off, to provide us with a $50 million revolving credit facility as referred to above. Furthermore, we have entered enter into indemnity and guarantee agreements with subsidiaries of Brookfield Properties in connection with the Spin-off. Brookfield Homes Holdings Inc. has outstanding an unsecured subordinated note issued to Brookfield Homes (US) Inc., an indirect wholly-owned subsidiary of Brookfield Properties. For details of these arrangements and other non-arms length transactions that will occur in connection with the reorganization, refer to "Recent Sales of Unregistered Securities" and "Certain Relationships and Related Transactions" included elsewhere in this registration statement.

CAPITALIZATION

        The following table provides, as of September 30, 2002:

  •
  the actual capitalization of our California and Northern Virginia homebuilding operations; and

  •
  the capitalization as adjusted to give consideration to the reorganization and the Spin-off as though they had each occurred as of September 30, 2002.

        Stockholders should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited and unaudited combined financial statements of our California and Northern Virginia homebuilding operations and the related notes, and the other financial information included in this registration statement.

        This table was prepared in accordance with U.S. GAAP, which differs from Canadian GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP applicable to the combined financial statements of our California and Northern Virginia homebuilding operations and a reconciliation of our earnings to those under Canadian GAAP, refer to Note 9 to the combined financial statements.

	September 30, 2002 ($ thousands)
	Actual		As Adjusted
Project specific financings	$297,799	(1)	$297,799	(1)
Subordinated debt	143,262	(2)	141,262	(3)
Minority interest	23,033		25,033
Common stock	1	(4)	322,000	(5)
Other capital of combined companies	321,999	(4)	—

Total capitalization	$786,094		$786,094

(1)
Consists of revolving construction and development loans which are repaid from sales proceeds as home are delivered to customers and are secured by housing and land inventory. The loans bear interest at floating rates with a weighted average interest rate of 5.4% as of September 30, 2002, and mature as follows: remainder of 2002—$83 million; 2003—$181 million; 2004—$34 million.

(2)
Consists of advances from Brookfield Properties and its other wholly-owned subsidiaries bearing interest at the U.S. prime rate.

(3)
Brookfield Homes Holdings Inc., our wholly-owned subsidiary, has issued $141.3 million of subordinated debt to an indirect wholly-owned subsidiary of Brookfield Properties, maturing in 2005 and bearing interest at 10% per year. We are obligated to repay the subordinated debt out of any proceeds we receive from an equity offering. We have repaid $43 million of the note.

(4)
Consists of the combined equity of the entities that comprise, as of September 30, 2002, our California and Northern Virginia homebuilding operations.

(5)
Consists of our common stock, of which 65 million shares are authorized. We expect approximately 32,073,183 shares of common stock to be issued and outstanding immediately upon completion of the Spin-off, based upon the ownership of Brookfield Properties' common shares as of December 20, 2002.

Item 3. Properties

        In addition to real estate held for development and sale, which we either own or hold under an option to purchase, we lease and maintain executive offices in Del Mar, California. The Del Mar lease expires in 2004, but we may, at our option, extend the lease for an additional five years.

        We also maintain an administrative office in Toronto, Ontario. Our other offices are located in the markets where we conduct business, generally in our communities or in leased space, none of which is material to our business. We believe that our office space is suitable and adequate for our needs for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management

        We are currently a wholly-owned subsidiary of Brookfield Homes (Delaware) Inc., an indirect wholly-owned subsidiary of Brookfield Properties.

        The following table contains information regarding the anticipated beneficial ownership of shares of our common stock immediately upon completion of the Spin-off, based on the ownership of Brookfield Properties' common shares as of December 20, 2002 by:

  •
  each person known by us to be the beneficial owner of more than 10% of Brookfield Properties' outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our directors and officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities (refer to footnote 1 to the table for additional information about how beneficial ownership is calculated). Subject to community property laws, where applicable, each person has sole voting and investment power with respect to the shares listed opposite the person's name. The percentage of beneficial ownership is based upon approximately 32,073,183 shares of our common stock that we anticipate will be outstanding upon completion of the Spin-off. Fractional interests have been rounded to the nearest whole number.

        Unless otherwise indicated, the address for each person listed in the table is Suite 4400, BCE Place, Box 762, 181 Bay Street, Toronto, Ont. M5J 2T3.

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)(2)	Percentage of Shares Beneficially Owned
Brascan Corporation(3)(4)	15,617,602	48.69
Gordon E. Arnell	8,480	*
Ian G. Cockwell(5)	15,629,794	48.73
Robert A. Ferchat 4089 Summit Court Mississauga, Ontario, Canada L5L 3C2	400	*
J. Bruce Flatt(6)	15,653,634	48.81
Paul G. Kerrigan	—	*
Bruce T. Lehman 52925 Latrobe Lane La Quinta, CA 92253	—	*
Shane D. Pearson	—	*

William B. Seith 12865 Pointe Del Mar Suite 200 Del Mar, CA 92014	—	*
Robert L. Stelzl Colony Capital Inc. 1999 Avenue of the Stars, Suite 1200 Los Angeles, CA 90067	—	*

All directors and officers as a group (9 persons)	15,674,706	48.87

*
Less than 1%.

(1)
Under the rules of the Securities and Exchange Commission governing the determination of beneficial ownership of securities, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which the person has no economic interest.

(2)
Includes shares held indirectly through EdperPartners Limited, which is described below.

(3)
Brascan is a public real estate, financial and power generating company listed on the New York, Toronto and Brussels stock exchanges. J. Bruce Flatt, the Chairman of our board of directors, is also a director and President and Chief Executive Officer of Brascan. Brascan's major shareholder is EdperPartners Limited. EdperPartners and its shareholders collectively directly and indirectly own, exercise control over, or have options to acquire, 85,120 Class B Limited Voting shares representing all of the Class B Limited Voting shares of Brascan, and approximately 27.1 million Class A Limited Voting shares representing approximately 15% of the Class A Limited Voting shares of Brascan on a fully diluted basis. Ian Cockwell, Gordon Arnell and J. Bruce Flatt, who are directors of our company, are also shareholders of EdperPartners and may be deemed to share beneficial ownership of our common stock with Brascan. EdperPartners is an investment holding company owned by 37 investors with no single shareholder holding more than a 15% effective interest.

(4)
In addition to Ian Cockwell, Gordon Arnell and J. Bruce Flatt, the following persons, as shareholders (and in some cases, officers and directors) of EdperPartners, may be deemed to share beneficial ownership of our common stock with Brascan: David Arthur, Alex Balogh, Jeff Blidner, Richard Clark, Jack Cockwell, Jacky Delmar, Steve Douglas, Robert Dunford, Dominic Gammiero, Harry Goldgut, Peter Gordon, Lynda Hamilton, Robert Harding, Lars Eric Johansson, Brian Kenning, David Kerr, Trevor Kerr, Edward Kress, Brian Lawson, Richard Legault, Frank Lochan, Terry Lyons, Marcelo Marinho, George Myhal, Alan Norris, Derek Pannell, Sam Pollock, Timothy Price, Aaron Regent, Bruce Robertson, Martin Schady, Paulo Sodre, John Tremayne and John Zuccotti. To the extent any of the listed persons is deemed to be a beneficial owner of shares of our common stock held by Brascan, such listed person disclaims beneficial ownership of those shares of our common stock.

(5)
Includes 15,617,602 shares beneficially owned by Brascan. Mr. Cockwell disclaims beneficial ownership of the shares of common stock held by Brascan.

(6)
Includes 15,617,602 shares beneficially owned by Brascan. Mr. Flatt disclaims beneficial ownership of the shares of common stock held by Brascan.

Item 5. Directors and Officers

        The following table provides the name, residence, age, position held with us and principal occupation of each of our current directors, executive officers and significant employees. We are currently in discussions with an additional potential independent director, and we expect that the potential director will be appointed to our board of directors prior to the completion of the Spin-off.

Name	Residence	Age	Position Held	Principal Occupation
				(if other than position held with us)
Directors and Officers:
Gordon E. Arnell(3)	New York, NY	67	Director	Chairman, Brookfield Properties Corporation
Ian G. Cockwell	Oakville, Canada	54	President and Chief Executive Officer and Director
Robert A. Ferchat(1)(2)	Mississauga, Canada	68	Director	Corporate Director
J. Bruce Flatt(2)	Toronto, Canada	37	Chairman of the Board of Directors	President and Chief Executive Officer, Brascan Corporation
Paul G. Kerrigan	Uxbridge, Canada	35	Executive Vice President, Chief Financial Officer and Treasurer
Bruce T. Lehman(1)(3)	Newport Beach, CA	50	Director	Homebuilding Executive
Shane D. Pearson	Toronto, Canada	29	Secretary
William B. Seith	Irvine, CA	53	Vice President, Risk Management
Robert L. Stelzl(1)(2)(3)	Los Angeles, CA	57	Director	Principal, Colony Capital LLC
Significant Employees:
Stephen P. Doyle	San Diego, CA	45	President, Brookfield Homes San Diego Inc.
Robert Hubbell	Herndon, VA	45	President, Brookfield Washington Inc.
Jeffrey J. Prostor	Balboa Island, CA	49	President, Brookfield Homes Southland Inc.
John J. Ryan	Danville, CA	43	President, Brookfield Homes Bay Area Inc.
Richard T. Whitney	Ramona, CA	39	President, Brookfield California Land Holdings LLC

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the corporate governance/nominating committee.

        Bruce Flatt has been Chairman of our Board of Directors since October 2002. Since February 2002, Mr. Flatt has served as President and Chief Executive Officer of Brascan Corporation, prior to which he served as the President and Chief Executive Officer of Brookfield Properties beginning in April 2000. Between August 1995 and April 2000, Mr. Flatt served as President and Chief Operating Officer of Brookfield Properties.

        Ian Cockwell has been our President and Chief Executive Officer since October 2002. Since 1994, Mr. Cockwell has served in various senior executive positions with Brookfield Residential Group, a division of Brookfield Properties. Since 1998, Mr. Cockwell has been Chairman and Chief Executive Officer responsible for Brookfield Properties' master-planned communities business in nine major North American markets.

        Gordon Arnell has been a director of ours since October 2002. Mr. Arnell has served as Chairman of Brookfield Properties Corporation since November 1995. Between November 1995 and April 2000, Mr. Arnell also served as Chief Executive Officer of Brookfield Properties.

        Robert Ferchat has been a director of ours since December 2002. Since 1997, Mr. Ferchat has served as a director of Brookfield Properties Corporation. Since 1999, Mr. Ferchat has served as a director of AirGate PCS, Inc. From 1994 until 1999, Mr. Ferchat was Chairman and Chief Executive Officer of BCE Mobile Communications, Inc.

        Paul Kerrigan has been our Executive Vice President and Chief Financial Officer since October 2002. Since 1999, Mr. Kerrigan has served as Senior Vice President and Chief Financial Officer of Brookfield Residential Group, a division of Brookfield Properties. Mr. Kerrigan joined Brookfield Properties in 1996 and held various positions until 1999. Mr. Kerrigan holds a Chartered Accountant designation.

        Bruce Lehman has been a director of ours since December 2002. Since 2000, Mr. Lehman has been an independent consultant, providing strategic advice to clients in the homebuilding industry. From 1996 until 2000, Mr. Lehman was President-Merchant Housing Division, of Catellus Residential Group, a wholly-owned subsidiary of Catellus Development Corp. Mr. Lehman also held this position with Catellus Residential Group's predecessor company, Akins Real Estate Group, from 1989 until 2000.

        Shane Pearson has been our Secretary since October 2002. Since 2001, Mr. Pearson has served as Corporate Secretary of Brookfield Residential Group, a division of Brookfield Properties. Mr. Pearson joined Brookfield Properties in 2001. Prior to joining Brookfield Properties, Mr. Pearson was employed by Blake, Cassels & Graydon LLP, a law firm, from 1999 to 2001. From 1996 until 1999, Mr. Pearson attended the University of Toronto Faculty of Law.

        William Seith has been our Vice President Risk Management since October 2002. Since 1994, Mr. Seith has served in various senior executive positions with Brookfield Residential Group.

        Robert Stelzl has been a director of ours since December 2002. Since 1995, Mr. Stelzl has been Principal of Colony Capital LLC, a global real estate private equity investor.

        Stephen Doyle was appointed President of our San Diego/Riverside business unit in 1996. Mr. Doyle has 24 years of experience in the real estate industry. Prior to joining Brookfield Properties, Mr. Doyle spent 15 years working for the Baldwin Company and Pardee Homes. Mr. Doyle is a licensed attorney and registered civil engineer in California.

        Robert Hubbell was appointed President of our Northern Virginia business unit in 1998. Mr. Hubbell has approximately 20 years of experience in the real estate industry.

        Jeffrey Prostor was appointed President of our Southland/Los Angeles business unit in 1996. Mr. Prostor has 20 years of experience in the real estate industry. Prior to joining Brookfield Properties, Mr. Prostor spent six years in city planning and seven years with homebuilder Taylor Woodrow.

        John Ryan was appointed President of our San Francisco Bay Area business unit in 1995. Mr. Ryan has 20 years of real estate and development experience. After six years as a manager in public accounting, specializing in real estate, Mr. Ryan spent eight years with KB Home before joining Brookfield Properties in 1996. Mr. Ryan is a licensed Certified Public Accountant and general contractor.

        Richard Whitney was appointed President of Brookfield California Land Holdings LLC in 2002. Prior to his appointment, Mr. Whitney served as Senior Vice President, Finance of Brookfield Residential Group. Mr. Whitney joined Brookfield Properties in 1994.

Item 6. Executive Compensation

        Other than as described below, we have not paid any compensation to any our executive officers from the date of our incorporation through the date of this registration statement.

Stock Option Plan

        We have adopted a stock option plan. Under the plan, we will grant options to purchase shares of our common stock at the market price of our shares on the day the options are granted. A maximum of 2 million shares are authorized for issuance under the plan. The timing of vesting of options granted under the plan is at the discretion of our board of directors or the committee administering the plan. Upon exercise of a vested option and upon payment to us of the exercise price, participants will receive one share of our common stock. The committee may permit participants to, rather than exercising an in-the-money option ("in the money" means the market value of shares under the option exceeds the exercise price of the options prior to related income taxes), receive an amount equal to the difference between the market price of the shares underlying the options and the exercise price of the option. The excess amount will be payable either in cash or by us issuing to the participant a number of shares calculated by dividing the excess by the market price of the underlying shares.

        On December 3, 2002, we granted under our stock option plan 366,594 stock options to Ian G. Cockwell and 176,031 stock options to Paul G. Kerrigan. Each of the granted options has a $10 exercise price, expires in 10 years and vests in an equal amount each year over a five year period. We do not currently intend to issue any additional options under our stock option plan in the immediate future, but option grants may be made from time to time as determined by our board of directors.

Deferred Share Unit Plan

        We have adopted a deferred share unit plan under which our executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of deferred share units. The annual bonus awards will be convertible into units based on a rate set at the discretion of our board on the award date. The portion of the annual bonus award elected by an officer to be received in units may, at the discretion of our board, be increased by a factor of up to two times for purposes of calculating the number of units to be allocated under the plan. An executive who holds units will receive additional units as dividends are paid on shares of our common stock, on the same basis as if the dividends were reinvested. The units vest over a five year period and participants are allowed to redeem the units only upon ending their employment with us through retirement, resignation, termination or death, after which time the units terminate unless redeemed within 90 days. The cash value of the units when redeemed will be equivalent to the market value of an equivalent number of shares of our common stock at the time that employment with us ends.

        On December 3, 2002, we granted under our deferred share unit plan 245,306 units to Ian G. Cockwell and 95,843 units to Paul G. Kerrigan. The units vest in equal amounts over a five year period. We do not currently intend to issue any additional bonus awards under our deferred share unit plan in the immediate future, but bonus awards may be made from time to time as determined by our board of directors.

Compensation of Directors

        Our independent directors are entitled to receive an annual directors fee of $20,000 and an attendance fee of $1,500 for each meeting of the board of directors or a committee of the board of directors they attend ($500 if by telephone) (other than any meeting held immediately following an annual meeting of stockholders). In addition, directors who are chairmen of board committees receive an annual fee of $2,000, and directors who are members of board committees receive an attendance fee of $750 for each committee meeting they attend ($250 if the meeting occurs on the same day as a board meeting). Thus far in 2002, our directors have not received any fees. Directors are also reimbursed for travel and other out-of-pocket expenses they incur in attending board or committee meetings.

Employment Agreements and Change of Control Arrangements

        We do not have any employment contracts, change of control arrangements or other compensatory plans or arrangements with any of our executive officers.

Item 7. Certain Relationships and Related Transactions

        We are currently a wholly-owned subsidiary of Brookfield Homes (Delaware) Inc., an indirect wholly-owned subsidiary of Brookfield Properties. Upon completion of the Spin-off, Brookfield Homes (Delaware) Inc. will no longer hold any of our shares, nor will Brookfield Homes (Delaware) Inc. be able to exercise control over us. In connection with the reorganization, immediately prior to the Spin-off we will be a wholly-owned subsidiary of Brookfield Properties. Upon completion of the Spin-off, Brookfield Properties will no longer hold any of our shares, nor will Brookfield Properties be able to exercise control over us. However, we, Brookfield Homes (Delaware) Inc. and Brookfield Properties will be affiliates, as Brascan will directly or indirectly own approximately 48% of each corporation.

        A subisidiary of Brascan has agreed to provide us with a $50 million revolving credit facility. The facility will bear interest at LIBOR plus 2.5% and will be payable upon demand, subject to a six month term-out. The facility will be unsecured and will rank senior to the subordinated debt that we will owe to one or more wholly-owned subsidiaries of Brookfield Properties upon completion of the reorganization. The facility will contain a covenant requiring us to maintain minimum stockholders' equity of $250 million.

        In connection with the Spin-off, we and Brookfield Homes Holdings Inc. have entered into a license agreement with Brookfield Properties (US) Inc., under which we, Brookfield Homes Holdings Inc. and our subsidiaries will pay to Brookfield Properties (US) Inc. an annual fee in the amount of $50,000 for the right to use the names "Brookfield" and "Brookfield Homes". We expect that the license agreement will permit us to use the "Brookfield" name in connection with our homebuilding business for an indefinite period of time, subject to customary termination provisions including upon a change of control of our company.

        In addition, Brookfield Homes Holdings Inc. has entered into a shared services agreement with Brookfield Properties (US) Inc. with respect to certain systems functions. Under the terms of the agreement, Brookfield Homes Holdings Inc. will provide, for a period of one year, services to Brookfield Properties (US) Inc. or its affiliates relating to the storage and maintenance of content on a shared web site. The agreement will be automatically extended each year for an additional year, unless it is terminated by either party in writing or if either party is dissolved. In addition, Brookfield Homes Holdings Inc. will receive an annual fee, consisting of the portion of its operating expenses related to the usage by Brookfield Properties (US) Inc. of the services of Brookfield Homes Holdings Inc.

        We and Brookfield Homes Holdings Inc. have entered into an agreement with Brookfield Properties (US) Inc. and Brookfield Homes (Delaware) Inc. under which we and Brookfield Homes Holdings Inc. agreed to indemnify Brookfield Properties (US) Inc., Brookfield Homes (Delaware) Inc. and their respective affiliates against all of their respective performance and payment obligations arising out of our performance and payment bonds or any renewals, continuations of or substitutes for such bonds.

        We and Brookfield Homes Holdings Inc. have entered into an agreement with Brookfield Homes (Delaware) Inc. under which we and Brookfield Homes Holdings Inc. will indemnify Brookfield Homes (Delaware) in connection with the guarantees, capital maintenance, indemnity and other obligations of Brookfield Homes (Delaware) and its affiliates in respect of our debt and other obligations, and all renewals, continuations of and substitutes for that debt and those obligations

        As of September 30, 2002, we had outstanding $143.3 million of subordinated debt, bearing interest at the U.S. prime rate, due to Brookfield Properties and its other wholly-owned subsidiaries. As part of the reorganization, the subordinated debt has been replaced, in part, by an unsecured subordinated note issued by Brookfield Homes Holdings Inc. to Brookfield Homes (US) Inc., an indirect wholly-owned subsidiary of Brookfield Properties, in an aggregate principal amount of $141.3 million, bearing interest at 10% per year and maturing in 2005. The note provides that the obligations under it are subordinated to all of the current and future debt of Brookfield Homes Holdings Inc. The note will be repayable at any time by Brookfield

Homes Holdings Inc., and will be required to be repaid by us out of any proceeds we receive upon the issuance by us of any equity securities. We have repaid $43 million of the note.

        Brookfield Homes Holdings Inc. has issued 80,000 shares of its preferred stock to Brookfield Homes of California Inc., an indirect wholly-owned subsidiary of Brookfield Properties, in connection with the reorganization. The preferred stock has subsequently been sold to an unrelated third party.

        We do not have any affiliation with the landlord of our executive offices in California. We sublease our administrative offices in Toronto, Ontario from Brascan, which leases the space from Brookfield Properties. We are required to pay approximately $100,000 per year in rent under our Toronto sublease, which expires in 2005.

        In addition, several of our executive officers and directors serve as executive officers and directors of our affiliates:

  •
  J. Bruce Flatt, our Chairman, is an executive officer and a director of Brookfield Properties;

  •
  Gordon E. Arnell, one of our directors, is an executive officer and a director of Brookfield Properties;

  •
  Robert A. Ferchat, one of our directors, is a director of Brookfield Properties;

  •
  Ian G. Cockwell, our President and Chief Executive Officer, is a director of Brookfield Properties;

  •
  J. Bruce Flatt is President and Chief Executive Officer and a director of Brascan, a publicly traded company whose major shareholder is EdperPartners Limited. EdperPartners and its shareholders collectively directly and indirectly own, exercise control over, or have options to acquire, 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares, and approximately 27.1 million Class A Limited Voting Shares of Brascan, representing approximately 15% of the outstanding Class A Limited Voting Shares on a fully diluted basis. Ian G. Cockwell, our President and Chief Executive Officer, Gordon E. Arnell, and J. Bruce Flatt are shareholders of EdperPartners. EdperPartners is an investment holding company owned by 38 investors with no single shareholder holding more than a 15% effective interest;

  •
  Ian G. Cockwell is currently Chief Executive Officer and a director of Brookfield Residential Group, a division of Brookfield Properties, but he intends to resign from this position prior to the completion of the Spin-off;

  •
  Stephen P. Doyle, President of Brookfield Homes San Diego Inc., is the sole beneficiary of a rabbi trust that currently owns and will own 10% of Brookfield Homes San Diego Holdings LLC. Brookfield Homes Holdings Inc. is the trustee of the rabbi trust. We own and will own the remaining 90% of Brookfield Homes San Diego Holdings LLC;

  •
  Robert Hubbell, President of Brookfield Washington Inc., is the sole beneficiary of a rabbi trust that currently owns and will own 10% of Brookfield Washington LLC. Brookfield Homes Holdings Inc. is the trustee of the rabbi trust. We own and will own the remaining 90% of Brookfield Washington LLC;

  •
  Jeffrey J. Prostor, President of Brookfield Homes Southland Inc., is the sole beneficiary of a rabbi trust that currently owns and will own 10% of Brookfield Homes Southland Holdings LLC. Brookfield Homes Holdings Inc. is the trustee of the rabbi trust. We own and will own the remaining 90% of Brookfield Homes Southland Holdings LLC; and

  •
  John J. Ryan, President of Brookfield Homes Bay Area Inc., is the sole beneficiary of a rabbi trust that currently owns and will own 10% of Brookfield Bay Area Holdings LLC. Brookfield Homes Holdings Inc. is the trustee of the rabbi trust. We own and will own the remaining 90% of Brookfield Bay Area Holdings LLC.

        As part of our acquisition of the California and Northern Virginia homebuilding operations, Brookfield Homes Holdings Inc. agreed to assume the obligations of Brookfield Homes (Delaware) Inc. under the 2000 Restatement of the Brookfield Homes Inc. Supplemental Retirement Income Plan, in consideration for an initial payment of $20.0 million.

Item 8. Legal Proceedings

        We are party to various legal actions arising in the ordinary course of our business. We believe that none of these actions, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

        There is currently no public trading market for the shares of our common stock. However, we have applied to have our common stock listed for trading on the New York Stock Exchange.

        As of October 30, 2002, there was one holder of our common stock, Brookfield Homes (Delaware) Inc. As of December 20, 2002, there were three holders of our common stock, Brookfield Washington Inc., Brookfield Homes of California Inc. and Brookfield Homes (Delaware) Inc. Upon completion of the Spin-off, based on the number of Brookfield Properties' shareholders as of October 30, 2002 we anticipate that there will be approximately 1,806 registered holders of our common stock.

        We have never declared any cash dividends. We do not presently intend to pay any cash dividends, except that as part of the reorganization we intend to pay a total cash dividend of approximately $17 million to our stockholders of record on December 30, 2002. Our board of directors will periodically review our dividend policy. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend upon, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions, investment opportunities and other factors that our board of directors considers relevant.

        Other than the requirement imposed by our project-specific financings and our credit facility that we maintain a tangible net worth of at least $250 million, there are no current or anticipated contractual terms in our credit or other arrangements that restrict our ability to pay dividends.

Shares Eligible for Future Sale

        Upon the completion of the Spin-off, we expect to have 32,073,183 shares of common stock outstanding, based upon the number of common shares of Brookfield Properties outstanding on December 20, 2002. All of the shares of our common stock, other than those received by our affiliates (as that term is defined in the Securities Act of 1933), will be freely transferable without restriction or registration under the Securities Act. Our affiliates include our executive officers, our directors, Brookfield Properties and Brascan.

        Shares of our common stock held by our affiliates, which we expect will be 15,674,706 shares (based upon our affiliates' ownership of Brookfield Properties' common shares on December 20, 2002), will not be subject to any holding period, but will be subject to the volume and manner of sale limitations contained in Rule 144 of the Securities Act.

        Under securities laws applicable in Canada, all of the shares of our common stock issued on the Spin-off will be freely tradable without any hold period other than shares held by persons or combinations of persons holding a sufficient number of our securities to affect materially the control of us, which includes Brascan.

Item 10. Recent Sales of Unregistered Securities

        On October 22, 2002, we issued 100 shares of our common stock to Brookfield Homes (Delaware) Inc. for aggregate consideration of $1.00.

        In connection with the reorganization, we issued a total of 31,600,000 shares of our common stock to Brookfield Washington Inc. and Brookfield Homes of California Inc., each of which is an indirect wholly-owned subsidiary of Brookfield Properties.

        In connection with the reorganization, Brookfield Homes Holdings Inc., our wholly-owned subsidiary, has:

  •
  issued shares of its common stock and its preferred stock to an indirect wholly-owned subsidiary of Brookfield Properties as part of the acquisition consideration for their California and Northern Virginia homebuilding operations; and

  •
  issued to an indirect wholly-owned subsidiary of Brookfield Properties, as part of the acquisition consideration for the subsidiary's three California operating LLCs, a subordinated note in an aggregate principal amount of $141.3 million, which bears interest at 10% per year and matures in 2005. The note provides that the obligations under it will be subordinated to all of Brookfield Homes Holdings Inc.'s current and future funded debt. The note is pre-payable at any time by Brookfield Homes Holdings Inc. and will be required to be repaid out of any proceeds we receive upon the issuance by us of any equity securities. We have repaid $43 million of the note.

        In each of the above transactions, we or Brookfield Homes Holdings Inc., as applicable, relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. In each case, the relevant securities were issued to one or two "accredited investors" known by us to possess sufficient financial knowledge and experience to make an informed investment decision.

Item 11. Description of Registrant's Securities to be Registered

        Our authorized capital stock consists of 65 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share.

        Our outstanding capital stock consists of 31,600,100 shares of our common stock and no shares of preferred stock. Upon completion of the Spin-off, our outstanding capital stock will consist of approximately 32,073,183 shares of common stock, based upon the ownership of Brookfield Properties' common shares as of December 20, 2002 and no shares of preferred stock.

        Unissued shares of preferred stock will not have been designated as to series and will be available for issuance from time to time in one or more series, at the discretion of our board of directors. While we have no present intention to issue any shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change of control of our company.

        The following description of the material terms of our capital stock is qualified by the more complete description contained in our certificate of incorporation and by-laws, which are included as exhibits to this registration statement, and is subject to the provisions of Delaware law.

  Common Stock

        Voting Rights.    Each share of our common stock is entitled to one vote. Except as provided under the Delaware General Corporation Law, the holders of shares of our common stock vote together as a single class on all matters on which stockholders are permitted or entitled to vote, including the election of directors.

        Dividends.    Each share of our common stock is entitled to receive dividends, if, as and when declared by our board of directors out of funds legally available for that purpose and subject to preferences that may apply to any preferred stock that we may issue in the future. Stockholders should also refer to the section of this registration statement entitled "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

        Liquidation Rights.    If we are dissolved or liquidated, after we satisfy all of our debts and liabilities and distributions to the holders of any preferred stock or debt instruments that we may issue in the future to which they are preferentially entitled, holders of our common stock will be entitled to share ratably with other holders of our common stock in the distribution of assets to the stockholders.

        Other Provisions.    There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to our common stock.

        Election of Directors.    The election of our directors is determined by a majority of the votes cast at any general meeting at which our directors are elected. Our stockholders do not and will not have cumulative voting rights. Accordingly, Brascan, as the holder of approximately 48% of the voting rights attached to our common stock, will, as a practical matter, have the power to control the election of all of our directors.

        Board Actions.    Our by-laws provide that certain actions require approval by our board of directors. These actions require approval by a majority of the votes present and entitled to be cast at a properly convened meeting of our board of directors.

        Listing of Common Stock.    Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

        Transfer Agent and Registrar.    Mellon Investor Services, LLC is the transfer agent and registrar for shares of our common stock in the United States and Canada.

        Registration Rights.    Upon completion of the Spin-off, none of our common stock will be subject to registration rights under the Securities Act of 1933.

        Certificate of Incorporation and By-laws.    Our certificate of incorporation and by-laws include provisions that require that any action to be taken by our stockholders be effected at a duly called annual or special meeting or by written consent.

        Liability of Officers and Directors.    Our certificate of incorporation states that no director will be personally liable for violations of the director's fiduciary duty, except:

  •
  for any breach of the director's duty of loyalty to the corporation or our stockholders;

  •
  for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation further states that we may indemnify any officer or director against any liability, loss, damage or expense incurred or suffered by the officer or director in the individual's capacity as officer or director, subject to the Delaware General Corporation Law and except for liability resulting from intentional misconduct or a knowing violation of law. We have been informed that in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy and unenforceable.

        To the extent any director or officer is successful in defending any proceeding, whether civil or criminal, our certificate of incorporation states that we will indemnify the individual for all liabilities incurred in the individual's capacity as officer or director.

        Our certificate of incorporation permits us, subject to applicable law, to advance the expenses incurred in defending any civil or criminal action for which indemnification is required against an undertaking of the indemnified person to repay the amount advanced if it is ultimately determined that the indemnified person is not entitled to be indemnified and subject to a determination by our board of directors or, in specified situations, independent legal counsel or a majority vote of our stockholders, that indemnification would be proper in the circumstances.

  Preferred Stock of Brookfield Homes Holdings Inc.

        In connection with the reorganization, Brookfield Homes Holdings Inc., our wholly-owned subsidiary, has issued 80,000 shares of its non-convertible preferred stock. The shares of preferred stock were issued in denominations of $25 and accrue cumulative dividends at a rate of 8% per year. Dividends may not be paid or set apart for payment on shares of common stock of Brookfield Homes Holdings Inc. until all accrued and unpaid dividends on shares of preferred stock have been paid or set apart for payment. After dividends have been paid or set apart for payment on the outstanding common stock of Brookfield Homes Holdings Inc. at a rate of 10% on a cumulative basis on the issued price of the common stock, the preferred stock is entitled to participate in additional dividends or distributions declared by the board of directors of Brookfield Homes Holdings Inc., which will be allocated in equal amounts per share to all shares of preferred stock and common stock outstanding at the time.

        Holders of the preferred shares are not entitled to notice of or to vote at any meeting of stockholders of Brookfield Homes Holdings Inc. However, if the dividend payments on the preferred stock are in arrears for two or more years, holders of the preferred stock must be given notice of shareholders' meetings and have the right to immediately elect, as a class, the smallest number of directors constituting one-third of the board of directors of Brookfield Homes Holdings Inc. Once all dividends accrued on the preferred stock have been paid or set apart for payment, exclusive voting rights will revert to holders of the common stock.

        Upon the liquidation, dissolution or winding up of Brookfield Homes Holdings Inc., the holders of preferred stock are entitled to preferentially receive the issue price of the shares of preferred stock, plus all accrued and unpaid dividends on the shares of preferred stock.

        On or after December 31, 2004, the holders of the shares of preferred stock are entitled to sell all of their shares of preferred stock to Brookfield Homes Holdings Inc., at a price equal to the issue price of the shares of preferred stock, plus all accrued and unpaid dividends on the shares of preferred stock.

        On or after December 31, 2007, Brookfield Homes Holdings Inc. may redeem the shares of preferred stock at a cash price of 125% of the issue price of the shares of preferred stock, plus all accrued and unpaid dividends on the shares of preferred stock.

Item 12. Indemnification of Directors and Officers

        As permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation states that we may indemnify any officer or director against any liability, loss, damage or expense incurred or suffered by the officer or director in the individual's capacity as officer or director, subject to the Delaware General Corporation Law and except for liability resulting from intentional misconduct or a knowing violation of law. We have been informed that in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy and unenforceable.

        To the extent any director or officer is successful in defending any proceeding, whether civil or criminal, our certificate of incorporation states that we will indemnify the individual for all liabilities incurred in the individual's capacity as officer or director.

        Our certificate of incorporation permits us, subject to applicable law, to advance the expenses incurred in defending any civil or criminal action for which indemnification is required against an undertaking of the indemnified person to repay the amount advanced if it is ultimately determined that the indemnified person is not entitled to be indemnified and subject to a determination by our board of directors or, in specified situations, independent legal counsel or a majority vote of our stockholders, that indemnification would be proper in the circumstances.

Item 13. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Page
Brookfield California and Northern Virginia Homebuilding Operations
Independent Auditors' Report	53
Combined Balance Sheet as at September 30, 2002 (Unaudited) and December 31, 2001 and 2000	54
Combined Statements of Net Income for the Nine Months Ended September 30, 2002 and 2001 (Unaudited) and for the Years Ended December 31, 2001, 2000 and 1999	55
Combined Statements of Stockholders' Equity for the Nine Months Ended September 30 2002 (Unaudited) and for the Years Ended December 31, 2001, 2000 and 1999	56
Combined Statements of Cash Flows for the Nine Months Ended September 30, 2002 and 2001 (Unaudited) and for the Years Ended December 31, 2001, 2000 and 1999	57
Notes to Combined Financial Statements	58

INDEPENDENT AUDITORS' REPORT

To the Directors of Brookfield Homes (Delaware) Inc. and Brookfield Homes (US) Inc.:

        We have audited the accompanying combined balance sheets of the California and Northern Virginia Homebuilding Operations (the "Combined Operations") of Brookfield Homes (Delaware) Inc. ("BHI") and Brookfield Homes (US) Inc. ("BUSI"), both of which are under common ownership and common management, as at December 31, 2001 and 2000, and the related combined statements of income, stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2001. These combined financial statements are the responsibility of the Combined Operations' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Combined Operations as at December 31, 2001 and 2000, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants
Toronto, Ontario, Canada
October 31, 2002

BROOKFIELD CALIFORNIA AND NORTHERN VIRGINIA
HOMEBUILDING OPERATIONS (Note 1)

COMBINED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

			As at December 31
		As at September 30 2002
	Note		2001	2000
		(Unaudited)
ASSETS:
Housing and land inventory	2	$674,507	$633,400	$546,536
Investments in housing and land joint ventures	3	112,156	94,188	85,079
Receivables		44,994	65,688	74,827
Cash and cash equivalents		2,095	756	7,905
Deferred tax asset	6	45,206	57,168	47,937

		$878,958	$851,200	$762,284

LIABILITIES AND EQUITY:
Project specific financings	4	$297,799	$284,185	$211,581
Accounts payable and other liabilities		92,864	50,071	68,466
Subordinated debt due to related parties	5	143,262	214,935	260,778
Minority interest		23,033	15,029	10,367
Common stock—Brookfield Homes Holdings Inc.; 100,000 authorized shares, no par value; 1,001 issued shares		1	1	1
Combined companies' capital (Note 1)		321,999	286,979	211,091

		$878,958	$851,200	$762,284

See accompanying notes to financial statements.

BROOKFIELD CALIFORNIA AND NORTHERN VIRGINIA
HOMEBUILDING OPERATIONS (Note 1)

COMBINED STATEMENTS OF NET INCOME

(all dollar amounts are in thousands of U.S. dollars)

		For The Nine Months Ended September 30		Years Ended December 31
	Note	2002	2001	2001	2000	1999
		(Unaudited)
REVENUE
Housing		$494,122	$444,261	$728,848	$589,656	$537,542
Land and other revenues		24,808	30,407	61,604	76,335	20,929
Equity in earnings from housing and land joint ventures		2,488	1,108	8,753	3,744	—

		521,418	475,776	799,205	669,735	558,471
DIRECT COST OF SALES		408,670	367,748	633,507	545,471	447,799

		112,748	108,028	165,698	124,264	110,672
Selling, general & administrative expense		40,409	40,286	55,771	44,703	41,618
Interest expense	2	23,276	24,222	37,694	27,622	24,248
Minority interest		4,525	3,464	6,259	4,295	—

NET INCOME BEFORE TAXES		44,538	40,056	65,974	47,644	44,806
Income tax expense	6	17,816	16,146	26,388	19,058	17,920

NET INCOME		$26,722	$23,910	$39,586	$28,586	$26,886

EARNINGS PER SHARE—basic and diluted	1	$0.83	$0.75	$1.23	$0.99	$1.01

See accompanying notes to financial statements.

BROOKFIELD CALIFORNIA AND NORTHERN VIRGINIA
HOMEBUILDING OPERATIONS (Note 1)

COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	Nine Months Ended September 30, 2002	Years Ended December 31
		2001	2000	1999
	(Unaudited)
Common stock	$1	$1	$1	$1

Combined companies' capital
Opening balance	$286,979	$211,091	$273,423	$307,881
Contributions of capital	8,298	36,302	9,982	13,656
Net income	26,722	39,586	28,586	26,886
Distributions of capital	—	—	(100,900)	(75,000)

Ending balance	$321,999	$286,979	$211,091	$273,423

Total stockholders' equity	$322,000	$286,980	$211,092	$273,424

See accompanying notes to financial statements

BROOKFIELD CALIFORNIA AND NORTHERN VIRGINIA
HOMEBUILDING OPERATIONS (Note 1)

COMBINED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	Nine Months Ended September 30		Years Ended December 31
	2002	2001	2001	2000	1999
	(Unaudited)
Cash flows from operating activities:
Net income	$26,722	$23,910	$39,586	$28,586	$26,886
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Equity in earnings from housing and land joint ventures	(2,488)	(570)	(8,753)	(3,744)	—
Minority interest	4,525	3,464	6,259	4,295	—
Provision for deferred income taxes	17,816	16,146	26,388	19,058	17,920
Stock option expense	948	310	414	1,082	(2)
Changes in operating assets and liabilities:
(Increase)/decrease in receivables	20,694	8,310	9,139	(1,815)	(4,436)
(Increase)/decrease in housing and land inventory	(41,107)	(139,202)	(86,864)	44,541	1,137
Increase/(decrease) in accounts payable and other liabilities	42,793	20,511	(18,395)	6,899	16,481

Net cash provided by/(used in) operating activities	69,903	(67,121)	(32,226)	98,902	57,986

Cash flows from investing activities:
Investments in housing and land joint ventures	(15,480)	(22,769)	(356)	(51,335)	(18,274)

Net cash used in investing activities	(15,480)	(22,769)	(356)	(51,335)	(18,274)

Cash flows from financing activities:
Net borrowings under revolving project specific financings	13,614	54,016	72,604	14,897	32,673
Net borrowings (repayments) under revolving subordinated debt	(71,673)	17,038	(45,843)	37,560	(12,154)
Net contributions from/(payments to) other stockholders of subsidiaries	3,479	(2,261)	(1,597)	6,072	—
Contributions of capital	1,496	14,289	269	—	13,658
Distributions of capital	—	—	—	(100,900)	(75,000)

Net cash provided by/(used in) financing activities	(53,084)	83,082	25,433	(42,371)	(40,823)

Increase/(decrease) in cash and cash equivalents	1,339	(6,808)	(7,149)	5,196	(1,111)
Cash and cash equivalents at beginning of period	756	7,905	7,905	2,709	3,820

Cash and cash equivalents at end of period	$2,095	$1,097	$756	$7,905	$2,709

Supplemental cash flow information:
Interest paid	$17,321	$27,816	$34,244	$39,906	$32,529
Non-cash capital contributions:
Benefits of tax losses of consolidated group contributed	5,854	21,599	35,619	8,900	—
Costs of options of Parent issued to management of the Companies	948	310	414	1,082	(2)

See accompanying notes to financial statements

BROOKFIELD CALIFORNIA AND NORTHERN VIRGINIA
HOMEBUILDING OPERATIONS (Note 1)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Tabular amounts in $U.S. thousands except per share amounts)

(The amounts as at September 30, 2002 and 2001 and for the nine months then ended are unaudited)

Note 1. Significant Accounting Policies

(a)  Basis of Presentation

        These financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the combined accounts for the California and Northern Virginia homebuilding operations of Brookfield Homes (Delaware) Inc. ("BHI") and Brookfield Homes (US) Inc. ("BUSI") which include the following entities, and their subsidiaries and investments in unconsolidated joint ventures (collectively, the "Companies" or the "Combined Operations"), all of which are under common management and control:

  Brookfield Homes Holdings Inc. ("BHHI");
  Brookfield Bay Area Holdings LLC;
  Brookfield Southland Holdings LLC;
  Brookfield San Diego Holdings LLC;
  Brookfield Financial California LLC;
  Brookfield Washington LLC; and
  Brookfield California Land Holdings LLC.

        Brookfield Properties Corporation ("BPC"), a corporation whose shares are listed on the New York and Toronto Stock Exchanges, has begun a reorganization of its residential homebuilding operations. In connection with the reorganization, BUSI, Brookfield Washington Inc., and Brookfield Homes of California Inc., each an indirect wholly-owned subsidiary of BPC, have contributed their California and Northern Virginia homebuilding and land development operations to BHHI. On December 31, 2002, BPC intends to purchase from its subsidiaries all of the issued and outstanding common stock of Brookfield Homes Corporation ("BHC"). After acquiring the common stock of BHC, on January 6, 2003 BPC intends to distribute all of the common stock it owns in BHC to its common shareholders.

        These financial statements depict the historical financial position and results of operations and cash flows of the Combined Operations which are anticipated to be owned by BHC commencing December 31, 2002 pursuant to the proposed transaction described above. Stockholders' equity consists of the capital stock and other equity and members' capital of the Companies. Brookfield Homes Corporation has 65,000,000 authorized common shares of which 32,134,363 shares are expected to be issued and outstanding immediately upon completion of the spin-off transaction described above.

        The Companies have previously been managed by and utilized resources of their parent group of companies. The accompanying combined financial statements include only those assets, liabilities, revenues and expenses arising from the operations of the Companies. Certain expenses reflected in the financial statements include allocations from the parent group of companies, which were based on specific personnel, space, estimates of time spent to provide services, or other appropriate bases. These allocations include financial reporting, personnel, insurance and other miscellaneous services. Management believes the foregoing allocations were made on a reasonable basis and that no material change to these costs would be expected had the Companies been separate stand-alone entities. During the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999, the amounts expensed were $0.9 million, $0.9 million, $1.7 million, $1.5 million and $1.1 million, respectively.

(b)  Housing and Land Inventory

        (i)    Revenue recognition:

        Revenues from the sale of homes are recognized when title passes to the purchaser, usually upon closing, wherein all proceeds are received and collectability is evident. Land sales are recognized when all material conditions of sale have been met and a significant cash down payment or appropriate security is received.

        (ii)  Carrying values:

        Housing and land inventory is carried at the lower of cost and fair value less estimated selling costs. Fair value less estimated selling costs represents the undiscounted future net cash flow expected to be received. To arrive at this amount, the Companies estimate the cash flow for the life of each project. These projections take into account the specific business plans for each project and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market area. The ultimate fair values for the Companies' housing and land inventory are dependent upon future market and economic conditions.

        (iii)  Capitalized costs:

        Capitalized costs include the costs of acquiring land, development costs, interest, property taxes and overhead related to development. These costs are allocated to each lot in proportion to anticipated revenue.

(c)  Joint Ventures

        Joint ventures where the Companies exercise significant influence and have less than a controlling interest are accounted for using the equity method. Equity income from interests in housing and land joint ventures is included in revenue.

(d)  Use of Estimates

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

(e)  Cash and Cash Equivalents

        For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short term investments with original maturity less than 90 days.

(f)    Income Taxes

        Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

(g)  Stock Based Compensation

        The Companies account for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." All stock options granted have exercise prices equal to the market value of the stock on the date of the grant. Participants in the management share option plan can elect to purchase shares at the exercise price or receive cash equal to the difference between the exercise price and the current market price. Accordingly, the Companies record the intrinsic value of these options as a liability using variable rate accounting. The pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are not included in the financial statements as the basis of accounting for the options under SFAS No. 123 and APB No. 25 would yield the same compensation expense as that already recognized in the financial statements presented.

(h)  Other Comprehensive Income

        The Companies adhere to United States GAAP reporting requirements with respect to the presentation and disclosure of other comprehensive income; however, it has been determined by management that no material differences exist between net income and comprehensive income for each of the periods presented.

(i)    Earnings Per Share

        Earnings per share is accounted for in accordance with SFAS 128. Earnings per share has been calculated on the weighted average number of common shares of Brookfield Properties for each of the periods presented divided by a factor of 5 to reflect the ratio of distribution of our shares to Brookfield Properties shareholders. The weighted average number of common shares outstanding used in the calculation of earnings per share for the nine months ended September 30, 2002 and 2001 and for the years ended December 30, 2001, 2000 and 1999 are 32.2 million, 31.9 million, 32.0 million, 28.8 million and 26.6 million, respectively.

(j)    Advertising Costs

        The Companies expense advertising costs as incurred. During the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999, the Companies incurred advertising costs of $3.8, $3.1, $4.5, $3.7, and $3.1, respectively.

(k)  Basis of Presentation of Interim Financial Information

        The accompanying unaudited combined financial statements of the Companies have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission for the preparation of interim financial information. The accounting policies used in the preparation of the unaudited financial statements are the same as those described for the audited combined financial statements prepared in accordance with GAAP for the three years ended December 31, 2001.

        In the opinion of the management of the Companies, all adjustments necessary to effect a fair statement of the results for the interim periods presented have been made and all such adjustments are of a normal recurring nature. The financial results for the nine months ended September 30, 2002 and 2001 are not necessarily indicative of financial results for the full year.

        The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, however, certain material differences are presented in Note 9 of the financial statements that disclose differences in accordance with accounting principles generally accepted in Canada.

(l)    Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 addresses the accounting for goodwill and other intangible assets and requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the amortization period for intangible assets with finite lives will no longer be limited to 40 years. SFAS 141 is effective immediately and SFAS 142 is effective for fiscal years beginning after December 15, 2001. The new standards do not have a material impact on the combined financial statements of the Companies.

        In August 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. In October 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and consequently amends Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 143 and 144 do not have a material impact on the combined financial statements of the Companies.

        In June 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities." This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)," costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated—nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The provisions of EITF 94-3 shall continue to apply for exit plans initiated prior to the adoption of SFAS 146. The Companies are currently assessing the impact of adoption of SFAS 146 but do not expect it to have an effect on their results of operations, financial position or cash flows.

Note 2. Housing and Land Inventory

        Housing and land inventory includes homes completed and under construction, model homes and land under and held for development which will be used in the Companies' home building operations or sold as building lots to other home builders.

        The following summarizes the components of housing and land inventory:

		December 31
	September 30, 2002
		2001	2000
	(Unaudited)
Housing completed and under construction	$290,462	$280,559	$246,556
Model homes	37,493	40,369	25,281
Land and land under development	346,552	312,472	274,699

	$674,507	$633,400	$546,536

        The Companies capitalize interest which is expensed as housing units and building lots are sold. During the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999, interest incurred and capitalized by the Companies was $17.3 million, $27.8 million, $34.2 million, $39.9 million and $32.5 million, respectively. Capitalized interest charged to expense for the same periods was $23.3 million, $24.2 million, $37.7 million, $27.6 million, and $24.2 million, respectively.

Note 3. Investments in Housing and Land Joint Ventures

        The Companies participate in a number of joint ventures in which they have less than a controlling interest. Summarized condensed financial information on a combined 100% basis of the joint ventures is as follow:

		December 31
	September 30, 2002
		2001	2000
	(Unaudited)
Assets
Housing and land inventory	$395,359	$318,919	$378,893
Other assets	22,695	17,348	18,866

	$418,054	$336,267	$397,759

Liabilities and Equity
Accounts payable and other liabilities	$6,297	$6,580	$10,410
Project specific financings	178,917	152,246	196,908
Equity
The Companies	112,156	94,188	85,079
Others	120,684	83,253	105,362

	$418,054	$336,267	$397,759

Revenue and Expenses
Revenue	$53,951	$270,875	$130,383
Expenses	44,713	238,139	124,732

Net income	$9,238	$32,736	$5,651

Companies' share of net income	$2,488	$8,753	$3,744

        All inter-company profits or losses from housing and land joint ventures are eliminated.

Note 4. Project Specific Financings

        Project specific financings are revolving in nature, bear interest at floating rates with a weighted average rate of 5.4% as at September 30, 2002 (December 31, 2001—5.1%; 2000—9.8%), are secured by housing and land inventory and mature as follows: remainder of 2002—$82.8 million; 2003—$181.2 million and 2004—$33.8 million. The weighted average was calculated as of the end of each period, based upon the amount of debt outstanding and the related interest rates applicable on that date.

        Interest rates charged under these financings include LIBOR and prime rate pricing options. The maximum amount of borrowings during the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999 were $297.8 million, $293.8 million, $258.9 million and $184.2 million, respectively. The average borrowings during 2002, 2001, 2000 and 1999 were $274.4 million, $263.1 million, $231.0 million and $180.3 million, respectively.

Note 5. Subordinated Debt

        The Companies' ultimate parent, BPC, and certain other wholly-owned subsidiaries of BPC have advanced $143.3 million at September 30, 2002 (December 31, 2001—$214.9 million; 2000—$260.8 million)

to the Companies pursuant to various facilities which the Companies draw and repay on a revolving basis. The facilities bear interest at the U.S. prime rate, have no fixed terms of repayment and mature in 2002. The weighted average interest rate at September 30, 2002 was 4.8% (December 31, 2001 — 4.8%; 2000 — 9.5%). Pursuant to the transactions described in Note 1(a), these facilities have been replaced, in part, by an unsecured subordinated note issued by BHHI to a wholly-owned subsidiary of BPC bearing interest at 10% and maturing in 2005.

Note 6. Income Taxes

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the benefit of net operating losses. The tax effects of significant temporary differences that give rise to the net deferred tax asset are as follows:

		December 31
	September 30, 2002
		2001	2000
	(Unaudited)
Net operating losses	$59,806	$72,768	$66,537
Compensation deductible for tax purposes when paid	10,400	9,400	6,400
Valuation allowance	(25,000)	(25,000)	(25,000)

	$45,206	$57,168	$47,937

        SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax asset will not be realized. At September 30, 2002, the Companies had a valuation allowance of $25.0 million, (December 31, 2001—$25.0 million; 2000—$25.0 million) for the benefit of net operating losses not expected to be realized. The Companies filed consolidated tax returns with their ultimate parent in the United States in prior years. The Companies have computed the tax provisions for the periods presented based upon accounting income realized by the Companies, adjusted for expenses that are not deductible for tax purposes. Net operating losses contributed by other entities within the consolidated group to offset taxable earnings for the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999 are $5.8 million; $21.6 million; $35.6 million; $8.9 million; and $ nil, respectively. No current tax payments have been made by the Companies. Taxable earnings for the periods presented have been offset by utilizing losses contributed by other entities within the consolidated group. Immediately after the reorganization described in Note 1, it is expected that the Companies will have Federal net operating losses of $130.3 million expiring as follows: 2004—$1.7 million; 2006—$6.5 million; 2009—$37.6 million; 2010—$25.5 million; 2011—$19.1 million; 2012—$17.2 million; 2018—$6.9 million and 2020—$15.8 million.

        A reconciliation of the statutory income tax rate and the effective rate is as follows:

		December 31
	September 30, 2002
		2001	2000
	(Unaudited)
Statutory Federal rate	35.0%	35.0%	35.0%
State income tax	5.0%	5.0%	5.0%

Effective rate	40.0%	40.0%	40.0%

Note 7. Stock Based Compensation

        Employees of the Companies are eligible to participate in BPC's stock option plan. BPC has a management share option plan ("MSOP") in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Members of the MSOP can elect to purchase shares at the exercise price or receive cash equal to the difference between the exercise price and the current market price. The Companies record the intrinsic value of these options as a liability using variable plan accounting, as required under APB 25. The liability is expensed over the vesting period and re-measured at each reporting date to reflect the current intrinsic value. The pro forma disclosures required under SFAS 123 are not included in the financial statements as they would yield the same compensation expense as that which is already recognized in the financial statements presented.

        The following table sets out the number of common shares of BPC that employees of BHC may acquire under options granted under the MSOP:

	September 30, 2002		September 30, 2001		December 31, 2001		December 31, 2000		December 31, 1999
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding beginning of period	405,000	$12.13	330,000	$11.25	330,000	$11.25	165,000	$12.60	165,000	$12.60
Granted	90,000	$18.26	75,000	$16.04	75,000	$16.04	165,000	$9.89	—	—
Exercised	—	—	—	—	—	—	—	—	—	—
Outstanding, end of period	495,000	$13.25	405,000	$12.13	405,000	$12.13	330,000	$11.25	165,000	$12.60
Options exercisable at period	196,000	$12.03	116,000	$12.00	116,000	$12.00	50,000	$12.99	35,000	$12.29

        The following table summarizes information about stock options outstanding at September 30, 2002:

		Options Outstanding		Options Exercisable
Range of Per Share Exercise Prices	Number Outstanding at September 30, 2002	Weighted Average Remaining Contract Life	Weighted Average Per Share Exercise Price	Number Outstanding at September 30, 2002	Weighted Average Per Share Exercise Price
$ 7.28–9.69	165,000	7.2 years	$9.62	69,000	$9.51
$11.11–14.64	160,000	5.6 years	$12.76	111,000	$13.02
$16.04–18.26	170,000	8.9 years	$17.23	16,000	$16.07

        Total compensation costs recognized in income for stock-based employee compensation for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999 were $0.9 million, $0.3 million, $0.4 million, $1.1 million and nil, respectively.

        Brookfield Homes Corporation has adopted a stock option plan. Under the plan, Brookfield Homes Corporation will grant options to purchase shares of our common stock at the market price of our shares on the day the options are granted. A maximum of 2 million shares are authorized for issuance under the plan. The timing of vesting of options granted under the plan is at the discretion of our board of directors or the committee administering the plan. Upon exercise of a vested option and upon payment to us of the exercise price, participants will receive one share of our common stock. The committee may permit participants to, rather than exercising an in-the-money option ("in the money" means the market value of shares under the option exceeds the exercise price of the option prior to related income taxes), receive an amount equal to the difference between the market price of the shares underlying the option and the exercise price of the option. The excess amount will be payable either in cash or by Brookfield Homes Corporation issuing to the participant a number of shares calculated by dividing the excess by the market price of the underlying shares.

        Brookfield Homes Corporation has adopted a deferred share unit plan under which our executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of deferred share units. The annual bonus awards will be convertible into units based on a rate set at the discretion of our board on the award date. The portion of the annual bonus award elected by an officer to be received in units may, at the discretion of our board, be increased by a factor of up to two times for purposes of calculating the number of units to be allocated under the plan. An executive who holds units will receive additional units as dividends are paid on shares of our common stock, on the same basis as if the dividends were reinvested. The units vest over a five year period and participants are allowed to redeem the units only upon ending their employment with Brookfield Homes Corporation through retirement, resignation, termination or death, after which time the units terminate unless redeemed within 90 days. The cash value of the units when redeemed will be equivalent to the market value of an equivalent number of shares of our common stock at the time that employment with Brookfield Homes Corporation ends.

Note 8. Commitments, Contingent Liabilities and Other

  (a)
  The Companies, in the normal course of their business, have issued performance bonds and letters of credit pursuant to various facilities at September 30, 2002, amounting to $215.0 million, (December 31, 2001—$206.0 million; 2000—$175.3 million) and $30.1 million, (December 31, 2001—$11.0 million; 2000—$4.1 million), respectively. The majority of these commitments have been issued to municipal authorities as part of the obligations of the Companies in connection with the land servicing requirements.

  (b)
  The Companies are party to various legal actions arising in the ordinary course of business. Management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Companies' financial condition or results of operations.

  (c)
  The Companies are exposed to financial risk that arises from the fluctuations in interest rates. The interest bearing assets and liabilities of the Companies are mainly at floating rates and, accordingly, their fair values approximate cost. The Companies would be negatively impacted, on balance, if interest rates were to increase.

  (d)
  The Companies have not presented segmented data as they operate in only one business segment.

Note 9. Differences from Canadian Generally Accepted Accounting Principles

        Accounting principles generally accepted in the United States of America ("U.S. GAAP") differ in some respects from the principles that the Companies would follow if their combined financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The effects of significant accounting differences on the balance sheets and statements of income, stockholders' equity and cash flows of the Combined Operations are quantified and described in the accompanying notes.

(a)  Income Statement Differences

        Under U.S. GAAP certain selling and marketing costs are expensed as incurred, whereas under Canadian GAAP they are capitalized. As a result, less costs were capitalized to inventory under U.S. GAAP than would be capitalized under Canadian GAAP.

        The main differences between U.S. GAAP and Canadian GAAP are summarized in the following table:

	Nine Months Ended September 30		Years Ended December 31
	2002	2001	2001	2000	1999
	(Unaudited)
Net income as reported under U.S. GAAP	$26,722	$23,910	$39,586	$28,586	$26,886
Adjustments:
(i) Net change from selling and marketing costs	2,175	(290)	(386)	1,621	989
(ii) Tax effect of (i)	(869)	116	153	(648)	(400)

Net income under Canadian GAAP	$28,028	$23,736	$39,353	$29,559	$27,475

Earnings Per Share—Basic and Diluted	$0.87	$0.75	$1.23	$1.03	$1.03

        The adjusted amounts above show the net effect of: a) selling and marketing costs that should have been capitalized to inventory instead of expensed in the current period, and b) those capitalized costs that were expensed through cost of sales as a result of the sale of inventory. This adjustment also affects the equity of the Combined Operations by the same net amount.

        In addition, U.S. GAAP requires that interests in joint ventures be accounted for using the equity method. Under Canadian GAAP, in cases where there is joint control, joint ventures are accounted for using the proportionate consolidation method. The Companies' proportionate share of revenue from joint ventures under Canadian GAAP for the nine months ended September 30, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999, was $10.4 million; $50.0 million; $50.0 million; $61.6 million; and $ nil, respectively.

(b)  Balance Sheet Differences

        The incorporation of the significant differences in accounting principles between Canadian GAAP and U.S. GAAP in the financial statements of the Combined Operations as at September 30, 2002 and as at December 31, 2001 and 2000 would result in the following balance sheet presentation under Canadian GAAP:

	September 30, 2002	December 31, 2001	December 31, 2000
	(Unaudited)
ASSETS
Housing and land inventory (i)	$847,072	$763,898	$642,021
Investments in housing and land joint ventures	—	—	—
Receivables	44,994	65,688	74,827
Cash and cash equivalents	2,095	756	7,905
Deferred tax asset	43,310	56,141	46,757

	$937,471	$886,483	$771,510

LIABILITIES AND EQUITY
Project specific financings (i)	$353,478	$317,940	$219,046
Accounts payable and other liabilities	92,864	50,071	68,466
Subordinated debt	143,262	214,935	260,778
Minority interest	23,033	15,029	10,367
Stockholders' equity (ii)	324,834	288,508	212,853

	$937,471	$886,483	$771,510

        (i)    Housing and Land Inventory

        There are two principal differences between Canadian GAAP and U.S. GAAP affecting the carrying value of assets and liabilities. These are summarized as follows:

  Joint Ventures

        Under U.S. GAAP, the equity method of accounting for joint ventures is applied. Under Canadian GAAP, the accounts of all joint ventures are proportionately consolidated according to the Companies' ownership interest in cases where there is joint control. The presentation of the Companies' joint ventures therefore requires adjustment to reflect the proportionate consolidation method of accounting for these interests.

  Selling and Marketing Costs

        Under U.S. GAAP, the book values of housing and land inventory differ from Canadian GAAP as a result of the differences in accounting for such costs as described in (a) above.

        A summary of these differences between Canadian GAAP and U.S. GAAP in connection with significant balance sheet amounts is as follows:

	Nine Months Ended September 30, 2002	2001	2000
	(Unaudited)
Housing and land inventory under U.S. GAAP	$674,507	$633,400	$546,536
Canadian GAAP adjustments:
Proportionate consolidation of joint ventures	167,835	127,943	92,544
Selling & marketing costs capitalized under Canadian GAAP	4,730	2,555	2,941

Housing and land inventory under Canadian GAAP	$847,072	$763,898	$642,021

Project specific financings under U.S. GAAP	$297,799	$284,185	$211,581
Canadian GAAP adjustments:
Proportionate consolidation of joint ventures	55,679	33,755	7,465

Project specific financings under Canadian GAAP	$353,478	$317,940	$219,046

        (ii)  Stockholders' Equity

        The cumulative impact of Canadian GAAP adjustments to stockholders' equity is as follows:

	September 30, 2002	December 31, 2001	December 31, 2000	December 31, 1999
	(Unaudited)
Stockholders' equity under U.S. GAAP	$322,000	$286,980	$211,092	$273,424
Cumulative effect of prior years' adjustments	1,528	1,761	788	199
Adjustment to income under Canadian GAAP	1,306	(233)	973	589

Stockholders' equity under Canadian GAAP	$324,834	$288,508	$212,853	$274,212

(c)  Statement of Cash Flows Differences

        The statements of cash flows prepared under Canadian GAAP differ from those prepared in accordance with U.S. GAAP because Canadian GAAP requires the presentation of cash flows from joint ventures on a proportionate basis in cases where there is joint control. Under U.S. GAAP cash flows from joint ventures are disclosed as an investing activity. As a result of differences in accounting for the items described, the summarized statements of cash flows under Canadian GAAP are as follows:

	Nine Months Ended September 30		Years Ended December 31
	2002	2001	2001	2000	1999
	(Unaudited)
Cash flows from (applied to) the following activities:
Operating	$32,499	$(106,911)	$(58,871)	$40,102	$39,712
Investing	—	—	—	—	—
Financing	(31,160)	100,103	51,722	(34,906)	(40,823)

Net increase/(decrease) in cash and cash equivalents	$1,339	$(6,808)	$(7,149)	$5,196	$(1,111)

QuickLinks

  Item 1. Business
  Item 2. Financial Information
  Item 3. Properties
  Item 4. Security Ownership of Certain Beneficial Owners and Management
  Item 5. Directors and Officers
  Item 6. Executive Compensation
  Item 7. Certain Relationships and Related Transactions
  Item 8. Legal Proceedings
  Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
  Item 10. Recent Sales of Unregistered Securities
  Item 11. Description of Registrant's Securities to be Registered
  Item 12. Indemnification of Directors and Officers
  Item 13. Financial Statements and Supplementary Data